Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS THIRD QUARTER 2022 RESULTS

Total revenues ex-IFRIC above pre-pandemic levels, with traffic at 82%

Adjusted EBITDA ex-IFRIC 31% above 3Q19; positive in all countries of operations

Luxembourg, November 17, 2022— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today its unaudited, consolidated results for the three and nine-month periods ended September 30, 2022, and as at that date. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 22.

Third Quarter 2022 Highlights

▪	Consolidated Revenues of $395.5 million, a 111.6% YoY increase, or 5.2% below 3Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 116.7% YoY to $399.8 million, reflecting increases of $97.3 million in Aeronautical revenues, $84.3 million in Commercial revenues, and $34.0 million in Construction service revenue. Revenues ex-IAS 29 reached 91.3% of pre-pandemic levels, up from 84.7% in the second quarter.

▪	Delivered YoY increases across key operating metrics:

▪	78.6% in passenger traffic to 18.7 million, reaching 82.4% of 3Q19 levels.
▪	1.2% in cargo volume to 81.8 thousand tons, to 82.2% of 3Q19 levels.
▪	42.1% in aircraft movements, to 88.7% of 3Q19 levels.

▪	Operating Income of $92.5 million, up from $2.8 million in 3Q21, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $131.1 million, from $39.6 million in the year-ago period, exceeding 3Q19 levels by 31.0%. Adjusted EBITDA margin expanded to 33.1% from 21.2% in 3Q21 and 24.0% in 3Q19.

▪	Ex-IAS 29, Adjusted EBITDA totaled $131.2 million, compared with $38.8 million in 3Q21 and $102.3 million in 3Q19. Adjusted EBITDA margin Ex-IFRIC12 increased to 37.5% from 23.1% in 3Q21 and 31.8% in 3Q19.

▪	Net debt to LTM Adjusted EBITDA down to 2.6x, from 3.5x as of June 30.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We reported another strong quarter, generating Adjusted EBITDA of $131 million driven by positive contributions across all geographies, more than tripling year-on-year and 31% above 3Q19 levels. Continued recovery in passenger traffic and cargo, along with strong commercial revenues and ongoing cost controls contributed to an Adjusted EBITDA margin ex-IFRIC12 of 38%, exceeding pre-pandemic levels.

Moreover, sustained recovery in Adjusted EBITDA has allowed us to further reduce our leverage ratio to 2.6x this quarter, from 3.5x in the prior quarter and 5.1x in the first quarter of the year. We also maintain a healthy debt maturity profile with no major maturities until late 2024.

We are also advancing on different initiatives aimed at driving sustainable long-term growth. This month, we received an economic compensation for our concession in Brazil and remain focused on progressing with the economic re-equilibrium process in Armenia. We were also appointed preferred bidders to operate Abuja and Kano airports in Nigeria, and now are discussing and negotiating with Nigerian authorities the final terms of the concession agreements.

Looking ahead, we anticipate passenger traffic across our airports to continue the recovery trend. In the near term we expect to benefit from the start of the summer season in South America where we are already seeing higher demand, while we remain vigilant of the overall macroeconomic and geopolitical environment. We also remain focused on developing new routes to continue serving our passengers across our airport network, selectively looking at additional value creation investment opportunities.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q22 as reported		3Q21 as reported		% Var as reported	IAS 29 3Q22	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	18.7		10.5		78.6%		18.7	10.5	78.6%
Revenue	395.5		186.9		111.6%	-4.3	399.8	184.5	116.7%
Aeronautical Revenues	171.1		75.4		127.0%	-1.4	172.5	75.2	129.3%
Non-Aeronautical Revenues	224.4		111.5		101.3%	-2.9	227.3	109.3	108.0%
Revenue excluding construction service	346.9		168.6		105.7%	-1.8	348.7	167.4	108.3%
Operating Income / (Loss)	92.5		2.8		3232.6%	-17.3	109.8	14.7	648.0%
Operating Margin	23.4%		1.5%		2190	0.0%	27.5%	8.0%	1951
Net (Loss) / Income Attributable to Owners of the Parent	57.2		-15.0		-480.6%	34.7	22.5	-24.7	-191.2%
EPS (US$)	0.36		-0.09		-479.9%	0.22	0.14	-0.15	-191.0%
Adjusted EBITDA	131.1		39.6		231.4%	-0.1	131.2	38.8	237.8%
Adjusted EBITDA Margin	33.1%		21.2%		1198	-	32.8%	21.0%	1177
Adjusted EBITDA Margin excluding Construction Service	37.7%		23.4%		1434	-	37.5%	23.1%	1443
Net Debt to LTM Adjusted EBITDA	2.6	x	7.5	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	2.6	x	7.2	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M22 as reported		9M21 as reported		% Var as reported	IAS 29 9M22	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	47.3		22.4		110.5%		47.3	22.4	110.5%
Revenue	1006.1		474.0		112.3%	12.7	993.4	459.1	116.4%
Aeronautical Revenues	450.0		167.0		169.4%	7.1	442.9	163.4	171.0%
Non-Aeronautical Revenues	556.1		307.0		81.2%	5.6	550.4	295.6	86.2%
Revenue excluding construction service	914.0		412.7		121.5%	16.8	897.1	399.1	124.8%
Operating Income / (Loss)	221.9		-52.3		-524.2%	-44.4	266.3	-19.6	-1460.4%
Operating Margin	22.1%		-11.0%		3309	-	26.8%	-4.3%	3108
Net (Loss) / Income Attributable to Owners of the Parent	160.5		-94.6		-269.7%	114.4	46.2	-70.4	-165.6%
EPS (US$)	1.00		-0.59		-269.5%	0.71	0.29	-0.44	-165.5%
Adjusted EBITDA	339.1		56.5		499.7%	8.5	330.6	53.0	524.1%
Adjusted EBITDA Margin	33.7%		11.9%		2177	-	33.3%	11.5%	2174
Adjusted EBITDA Margin excluding Construction Service	37.0%		13.0%		2402	-	36.7%	13.0%	2377
Net Debt to LTM Adjusted EBITDA	2.6	x	7.5	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	2.6	x	7.2	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2) Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3) LTM Adjusted EBITDA excluding impairments of intangible assets.

3Q22 Operating Performance

Passenger Traffic

Total passenger traffic increased 78.6% YoY to 18.7 million, reaching 82.4% of pre-pandemic levels, up from 75.5% in the previous quarter. Performance was supported by a continued recovery in travel demand following the lifting of travel restrictions, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Notably, in 3Q22, Armenia and Ecuador surpassed pre-pandemic traffic levels by 15.7% and 3.0%, respectively, while Brazil stood at 91.4% and Italy at 88.8%. Meanwhile, traffic in Argentina and Uruguay stood at 79.9% and 68.4% of 3Q19 levels, respectively, continuing the recovery trend. International traffic increased to 84.3% of pre-pandemic levels, up from 74.4% in 2Q22, with domestic traffic reaching 79.9% of 3Q19 levels. Traffic in July, August, and September improved sequentially, reaching 78.9%, 83.2%, and 85.4% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 1.9x YoY and improved to almost 80% of pre-pandemic levels, up from 75.8% in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 7.4x YoY in 3Q22 to 71.9% of 3Q19 traffic levels, up from 60.7% in 2Q22, showing a sustained sequential improvement. Domestic passenger traffic, which accounted for 70% of total traffic in the quarter, increased 1.3x YoY to 83.0% of 3Q19 levels, in line with the previous quarter. Effective August 26, 2022, all Covid entry regulations were fully lifted.

In Italy, passenger traffic increased 77.0% YoY and improved to 88.8% of pre-pandemic levels, up from 84.5% in 2Q22, with continued recovery at both Florence and Pisa airports. International traffic increased 104.0% YoY and improved to 86.3% of 3Q19 levels, while Domestic traffic grew 17.3% YoY and reached 3Q19 levels. Traffic in the quarter benefited from the summer season and from the full lifting of travel restrictions effective June 1, 2022.

In Brazil, total passenger traffic rose 23.7% YoY, reaching 91.4% of 3Q19 pre-pandemic levels, improving from 76.4% in the prior quarter. Domestic passenger traffic was up 19.1% YoY and reached 90.5% of 3Q19 levels, while transit passengers increased 21.6% YoY to 92.4% of 3Q19 traffic. Traffic recovered in the quarter after some months of weaker travel demand due to rising fuel prices adding pressure on airfares.

In Uruguay, where traffic is mainly international, passenger traffic increased 1.7x YoY, reaching 68.4% of 3Q19 levels, up from 65.1% recorded in 2Q22, reflecting an ongoing recovery after the re-opening of borders on November 1, 2021.

In Armenia, passenger traffic improved 36.9% YoY and exceeded, for the second consecutive quarter, pre-pandemic levels by 15.7%. Covid-related entry requirements for all travelers were lifted effective May 1, 2022.

In Ecuador, total passenger traffic grew 53.3% YoY, exceeding pre-pandemic levels by 3.0% for the first time since the inception of the pandemic. Both domestic and international passenger traffic continued to improve, reaching 106.0% and 100.6% of 3Q19 levels, respectively. While the comparison with pre-pandemic benefited from the airport’s closure during three weekends of September 2019, traffic benefited from higher frequencies at both international and domestic businesses. International passenger traffic remained supported by routes to Europe, the US, and Panama, operating at higher levels than 2019.

Cargo Volume

Cargo volume increased 1.2% YoY in 3Q22, to 82.2% of pre-pandemic levels of 3Q19, with strong contributions from Argentina, Brazil, and Uruguay, which together accounted for almost 80% of total volume in the quarter. Notably, cargo volume in Uruguay, Armenia, and Italy was above 3Q19 levels, while Ecuador and Argentina were at 92% and 83% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased 42.1% YoY in 3Q22 and reached 88.7% of 3Q19 levels. Above 90% of aircraft movements in the quarter came from Argentina (51%), Brazil (19%), Italy (12%), and Ecuador (10%), which reached 87.8%, 93.5%, 92.6%, and 97.0% of pre-pandemic levels, respectively. Notably, aircraft movements in Armenia surpassed 3Q19 levels by 30.4%.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 35 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q22	3Q21	3Q19	% Var. ('22 vs '21)	% Var. ('22 vs '19)
Domestic Passengers (in thousands)	10,189	6,382	12,758	59.7%	-20.1%
International Passengers (in thousands)	6,610	2,728	7,843	142.3%	-15.7%
Transit Passengers (in thousands)	1,881	1,351	2,072	39.2%	-9.2%
Total Passengers (in thousands)	18,680	10,461	22,674	78.6%	-17.6%
Cargo Volume (in thousands of tons)	81.8	80.8	99.4	1.2%	-17.8%
Total Aircraft Movements (in thousands)	200.2	140.9	225.7	42.1%	-11.3%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q22	3Q21	% Var.	3Q22	3Q21	% Var.	3Q22	3Q21	% Var.

	(thousands)			(tons)
Argentina(1)	9,215	3,224	185.8%	44,397	43,517	2.0%	101,935	57,468	77.4%
Italy	2,355	1,330	77.0%	3,493	3,841	-9.1%	23,086	17,287	33.5%
Brazil (2)	4,288	3,468	23.7%	13,048	15,000	-13.0%	38,271	32,825	16.6%
Uruguay (3)	358	132	170.9%	7,157	6,947	3.0%	5,684	4,866	16.8%
Ecuador (4)	1,187	774	53.3%	7,573	6,588	15.0%	19,427	15,892	22.2%
Armenia	1,277	933	36.9%	6,103	4,115	48.3%	11,801	7,692	53.4%
Peru (5)	-	599	-100.0%	-	820	-100.0%	-	4,885	-100.0%
TOTAL	18,680	10,461	78.6%	81,770	80,828	1.2%	200,204	140,915	42.1%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q22	3Q19	% Var.	3Q22	3Q19	% Var.	3Q22	3Q19	% Var.

	(thousands)			(tons)
Argentina(1)	9,215	11,539	-20.1%	44,397	53,535	-17.1%	101,935	116,137	-12.2%
Italy	2,355	2,653	-11.2%	3,493	3,058	14.2%	23,086	24,918	-7.4%
Brazil (2)	4,288	4,693	-8.6%	13,048	20,982	-37.8%	38,271	40,914	-6.5%
Uruguay (3)	358	523	-31.6%	7,157	6,820	4.9%	5,684	6,274	-9.4%
Ecuador (4)	1,187	1,152	3.0%	7,573	8,210	-7.8%	19,427	20,018	-3.0%
Armenia	1,277	1,104	15.7%	6,103	5,403	13.0%	11,801	9,049	30.4%
Peru (5)	-	1,011	-100.0%	-	1,409	-100.0%	-	8,402	-100.0%
TOTAL	18,680	22,674	-17.6%	81,770	99,417	-17.8%	200,204	225,712	-11.3%

1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, stopped operating the five airports under concession.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29, as detailed in Section “Hyperinflation Accounting in Argentina” on page 22.

Revenues

Consolidated Revenues increased 111.6% YoY to $395.5 million in 3Q22, or 108.3% YoY to $348.7 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity following the lifting of travel restrictions. When compared to 3Q19 and also excluding IAS 29, Revenues excluding Construction Services grew by 8.7%, even with traffic at 82.4% of pre-pandemic levels, supported by tariff increases and Commercial Revenues at 37.6% above 3Q19 levels. Compared to 2Q22, revenues ex IFRIC 12 improved 13.8% sequentially, with strong performances in Armenia (+42%) and Argentina (+9%), reflecting higher passenger traffic.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 13.

Revenues by Segment (in US$ million)

Country	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Argentina	213.7	76.9	177.8%	-4.3	218.0	74.6	192.4%
Italy	34.2	23.0	49.0%	-	34.2	23.0	49.0%
Brazil	23.5	16.4	43.7%	-	23.5	16.4	43.7%
Uruguay	25.5	13.5	88.6%	-	25.5	13.5	88.6%
Armenia	72.0	38.3	87.9%	-	72.0	38.3	87.9%
Ecuador (1)	26.4	18.7	41.3%	-	26.4	18.7	41.3%
Unallocated	0.2	0.1	75.1%	-	0.2	0.1	75.1%
Total consolidated revenue (2)	395.5	186.9	111.6%	-4.3	399.8	184.5	116.7%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 159.6% YoY in Argentina, 53.8% in Italy, 43.7% in Brazil, 79.5% in Uruguay, 112.6% in Armenia and 34.0% in Ecuador.

Revenue Breakdown (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	171.1	75.4	127.0%	-1.4	172.5	75.2	129.3%
Non-aeronautical Revenue	224.4	111.5	101.3%	-2.9	227.3	109.3	108.0%
Commercial revenue	175.2	92.4	89.6%	-0.4	175.6	91.3	92.3%
Construction service revenue (1)	48.6	18.2	166.6%	-2.5	51.1	17.1	198.6%
Other revenue	0.5	0.8	-33.9%	0.0	0.5	0.8	-33.9%
Total Consolidated Revenue	395.5	186.9	111.6%	-4.3	399.8	184.5	116.7%
Total Revenue excluding Construction Service revenue (2)	346.9	168.6	105.7%	-1.8	348.7	167.4	108.3%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	3Q22 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	171.1	184.8	-7.4%	-1.4	172.5	192.4	-10.3%
Non-aeronautical Revenue	224.4	232.3	-3.4%	-2.9	227.3	245.7	-7.5%
Commercial revenue	175.2	123.3	42.1%	-0.4	175.6	127.7	37.6%
Construction service revenue (1)	48.6	108.2	-55.1%	-2.5	51.1	117.3	-56.4%
Other revenue	0.5	0.7	-26.8%	-	0.5	0.7	-26.8%
Total Consolidated Revenue	395.5	417.1	-5.2%	-4.3	399.8	438.0	-8.7%
Total Revenue excluding Construction Service revenue (2)	346.9	308.8	12.3%	-1.8	348.7	320.8	8.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 43.3% of total revenues and increased 127.0% YoY to $171.1 million. Compared to 3Q19, aeronautical revenues excluding IAS 29 declined 10.3% to $172.5 million, as passenger traffic has yet to fully recover, partially offset by tariff increases. During the quarter and excluding IAS 29, aeronautical revenue declined 8.3%, or $8.3 million, in Argentina, 24.5%, or $7.1 million, in Italy, 26.0%, or $3.7 million, in Uruguay, and 28.6%, or $4.0 million in Brazil, compared to the same quarter of 2019. In Ecuador, however, aeronautical revenues increased 2.1%, or $0.4 million, while Armenia reported a 15.9% increase, or $2.8 million, from pre-pandemic levels of 3Q19.

Non-Aeronautical Revenues accounted for 56.7% of total revenues and increased 101.3% YoY to $224.4 million. When compared to 3Q19 and excluding the impact of IAS 29, non-aeronautical revenues declined 7.5%, or $18.4 million, to $227.3 million, driven by a decline of 56.4%, or $66.2 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina. Notably, this was partially offset by an increase of 37.6%, or $48.0 million, in Commercial Revenues, principally driven by higher Cargo, Parking, and Duty-free revenues in Argentina, and higher Fueling services in Armenia.

Excluding both Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 37.2% against 3Q19 to $176.2 million.

Operating Costs and Expenses

During 3Q22, Operating Costs and Expenses, excluding Construction Service Costs, increased 56.1% YoY to $261.3 million, mainly driven by higher Concession fees and Salaries and Social Security Contributions, in line with higher activity, along with higher Cost of Fuel in Armenia and higher maintenance expenses. When compared to 3Q19, Operating Costs and Expenses, excluding Construction Service Costs and IAS 29, decreased by 1.1% to $245.8 million, as lower SG&A expenses more than offset higher Cost of Services mainly driven by Cost of fuel in Armenia, tied to higher fuel sales. To a lesser extent, costs also reflect higher Salaries and Social Security Contributions, impacted by inflation increases exceeding currency depreciation in Argentina. On a comparable basis, excluding Cost of fuel in both quarters, Operating Costs and Expenses excluding Construction Service Costs and IAS 29, would have declined 12.3% against pre-pandemic levels, or 2.7% when also excluding the $23.1 million bad debt charge recorded in 3Q19.

Cost of Services increased 70.0% YoY to $268.2 million, reflecting higher traffic and cargo activity. When compared to 3Q19 and excluding IAS29, Cost of Services declined 16.5%, to $255.0 million, mainly as a result of the following declines:

▪	56.6%, or $66.2 million, in Construction Service Costs, reflecting lower Capex,

▪	16.5%, or $3.9 million, in Amortization and depreciation.

▪	10.0%, or $3.2 million, in Maintenance Expenses, mainly driven by the renegotiation of supplier agreements to adapt services to lower activity, coupled with FX depreciation against the US dollar, and

▪	79.0%, or $3.2 million, in Taxes.

This was partially offset by an increase of 187.6%, or $26.2 million, in Cost of fuel, primarily in Armenia.

Excluding Construction Service Costs, Cost of Services increased 57.5% YoY, to $219.9 million. On a comparable basis against 3Q19 and excluding the impact of IAS29, Cost of Services increased 8.4%, or $15.8 million, to $204.2 million, mainly reflecting the aforementioned increase in Cost of fuel.

Selling, General and Administrative Expenses (“SG&A”) increased 65.3% YoY, to $38.0 million in 3Q22 on an ‘As reported’ basis. When compared to 3Q19 and excluding the impact of IAS 29, SG&A declined 35.9%, to $38.0 million, mainly due to a $23.1 million bad debt charge recorded in 3Q19, related to past due commercial revenues and aircraft fees from a local airline, in Argentina.

Other Operating Expenses were $3.3 million in 3Q22, down 26.3% from $4.5 million recorded in 3Q21 and 335% higher than the $0.8 million posted in 3Q19.

Costs and Expenses (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	268.2	157.7	70.0%	13.2	255.0	143.7	77.5%
Salaries and social security contributions	49.5	34.2	44.6%	-0.5	50.0	34.1	46.5%
Concession fees	42.6	23.4	82.2%	-0.4	43.0	23.3	84.7%
Construction service cost	48.3	18.1	167.1%	-2.5	50.8	17.0	199.4%
Maintenance expenses	28.6	19.8	44.1%	-0.3	28.9	19.7	46.7%
Amortization and depreciation	36.8	35.2	4.7%	17.1	19.8	22.6	-12.7%
Other	62.4	27.1	130.6%	-0.2	62.6	27.0	131.8%
Cost of Services Excluding Construction Service cost	219.9	139.7	57.5%	15.7	204.2	126.7	61.2%
Selling, general and administrative expenses	38.0	23.0	65.3%	0.0	38.0	22.8	66.8%
Other expenses	3.3	4.7	-29.2%	-0.2	3.5	4.6	-23.8%
Total Costs and Expenses	309.6	185.5	66.9%	13.0	296.6	171.1	73.3%
Total Costs and Expenses Excluding Construction Service cost	261.3	167.4	56.1%	15.4	245.8	154.2	59.4%

Costs and Expenses (in US$ million)

	3Q22 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	268.2	302.8	-11.4%	13.2	255.0	305.4	-16.5%
Salaries and social security contributions	49.5	45.8	8.0%	-0.5	50.0	47.5	5.1%
Concession fees	42.6	41.4	2.7%	-0.4	43.0	43.3	-0.7%
Construction service cost	48.3	108.0	-55.3%	-2.5	50.8	117.0	-56.6%
Maintenance expenses	28.6	29.8	-4.2%	-0.3	28.9	32.2	-10.0%
Amortization and depreciation	36.8	36.1	2.1%	17.1	19.8	23.7	-16.5%
Other	62.4	41.6	50.0%	-0.2	62.6	41.8	49.9%
Cost of Services Excluding Construction Service cost	219.9	194.8	12.9%	15.7	204.2	188.4	8.4%
Selling, general and administrative expenses	38.0	55.6	-31.7%	0.0	38.0	59.4	-35.9%
Other expenses	3.3	0.8	338.9%	-0.2	3.5	0.7	394.5%
Total Costs and Expenses	309.6	359.1	-13.8%	13.0	296.6	365.5	-18.8%
Total Costs and Expenses Excluding Construction Service cost	261.3	251.2	4.0%	15.4	245.8	248.5	-1.1%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 3Q22, CAAP reported Adjusted EBITDA of $131.1 million, up from an Adjusted EBITDA of $39.6 million in the year-ago period, and 31.0% higher than the $100.0 million reported in 3Q19. All countries of operations reported positive Adjusted EBITDA in the quarter. Adjusted EBITDA margin ex-IFRIC12, expanded to 37.7% from 23.4% in 3Q21 and was 5.4 percentage points above pre-pandemic levels.

Noteworthy, 3Q19 Adjusted EBITDA included the impact of the $23.1 million bad debt charge mentioned above related to past due commercial revenues and aircraft fees from a local airline, in Argentina. On a comparable basis and excluding this impact, Adjusted EBITDA margin ex-IFRIC12 in 3Q22 would have been 2.1 percentage points below the 3Q19 level.

Excluding the impact from IAS 29, Adjusted EBITDA totaled $131.2 million, increasing from $38.8 million in the year-ago period and from $102.3 million in 3Q19. Adjusted EBITDA margin excluding construction service expanded to 37.5%, from 23.1% in 3Q21 and 31.8% in 3Q19.

Adjusted EBITDA by Segment (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Argentina	74.8	11.4	558.4%	-0.1	74.9	10.6	603.8%
Italy	8.4	0.4	1849.8%	-	8.4	0.4	1849.8%
Brazil	9.0	2.2	318.3%	-	9.0	2.2	318.3%
Uruguay	8.6	4.0	114.7%	-	8.6	4.0	114.7%
Armenia	23.5	17.6	33.3%	-	23.5	17.6	33.3%
Ecuador	7.9	5.4	47.6%	-	7.9	5.4	47.6%
Unallocated	-1.1	-1.4	-17.6%	-	-1.1	-1.4	-17.6%
Total segment EBITDA	131.1	39.6	231.4%	-0.1	131.2	38.8	237.8%

	3Q22 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	74.8	43.6	71.6%	-0.1	74.9	45.8	63.4%
Italy	8.4	15.1	-44.3%	-	8.4	15.1	-44.3%
Brazil	9.0	4.4	103.8%	-	9.0	4.4	103.8%
Uruguay	8.6	13.5	-36.3%	-	8.6	13.5	-36.3%
Armenia	23.5	18.2	28.6%	-	23.5	18.2	28.6%
Ecuador	7.9	6.7	18.2%	-	7.9	6.7	18.2%
Unallocated	-1.1	-1.5	-25.3%	-	-1.1	-1.5	-25.3%
Total segment EBITDA	131.1	100.0	31.0%	-0.1	131.2	102.3	28.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	72.8	-33.3	-318.8%	34.7	38.1	-42.9	-188.8%
Financial Income	-10.2	-5.6	83.7%	16.5	-26.7	-5.5	385.8%
Financial Loss	14.7	42.9	-65.8%	-146.9	161.5	81.9	97.3%
Inflation adjustment	2.0	-6.1	-132.3%	2.3	-0.3	0.0	1580.8%
Income Tax Expense	13.2	4.3	204.6%	76.0	-62.8	-19.3	225.7%
Amortization and Depreciation	38.6	37.3	3.6%	17.2	21.4	24.7	-13.2%
Adjusted EBITDA	131.1	39.6	231.4%	-0.1	131.2	38.8	237.8%
Adjusted EBITDA Margin	33.1%	21.2%	1198	-	32.8%	21.0%	1177
Adjusted EBITDA Margin excluding Construction Service	37.7%	23.4%	1434	-	37.5%	23.1%	1443

Financial Income and Loss

CAAP reported a Net financial loss of $6.4 million in 3Q22 compared to a loss of $31.2 million in 3Q21. Had IAS 29 not been applied, and compared to 3Q19, the Net financial loss would have decreased 12.6%, or $19.4 million, to $134.5 million, mainly driven by higher Foreign Exchange net results, as well as a positive variance in changes in liability for concessions in Brazil, partially offset by higher net interest expenses resulting from higher outstanding debt.

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Financial Income	10.2	5.6	83.7%	-16.5	26.7	5.5	385.8%
Interest income	8.9	3.9	131.9%	-0.3	9.2	3.8	141.7%
Foreign exchange income	0.2	0.1	47.8%	-16.6	16.8	0.1	15886.9%
Other	1.1	1.6	-29.8%	0.3	0.8	1.6	-51.0%
Inflation adjustment	-2.0	6.1	-132.3%	-2.3	0.3	0.0	1580.8%
Inflation adjustment	-2.0	6.1	-132.3%	-2.3	0.3	0.0	1580.8%
Financial Loss	-14.7	-42.9	-65.8%	146.9	-161.5	-81.9	97.3%
Interest Expenses	-31.2	-31.6	-1.0%	-0.2	-31.0	-31.4	-1.3%
Foreign exchange transaction expenses	23.4	23.4	0.1%	147.1	-123.7	-15.7	686.2%
Changes in liability for concessions	-4.8	-32.8	-85.2%	-	-4.8	-32.8	-85.2%
Other expenses	-2.0	-2.0	1.3%	0	-2.0	-2.0	1.4%
Financial Loss, Net	-6.4	-31.2	-79.4%	128.0	-134.5	-76.4	76.1%

See “Use of Non-IFRS Financial Measures” on page 22.

Income Tax Expense

During 3Q22, the Company reported an income tax expense of $13.2 million versus an expense of $4.3 million in 3Q21. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $62.8 million compared to income tax benefits of $19.3 million in the year-ago quarter and $44.3 million in 3Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q22, CAAP reported a Net Income of $72.8 million compared to a Net Loss of $33.9 million in 3Q21, mainly explained by: (i) operating income of $92.5 million in 3Q22 versus $2.8 million in 3Q21 and (ii) lower net financial losses, partially offset by (iii) higher income tax expense.

During 3Q22, the Company reported a Net Income Attributed to Owners of the Parent of $57.2 million and earnings per common share of $0.36, compared with a Net Loss Attributable to Owners of the Parent of $15.0 million in 3Q21 (equivalent to a loss per common share of $0.09), and a loss of $24.6 million in 3Q19 (equivalent to a loss per common share of $0.15).

Consolidated Financial Position

As of September 30, 2022, cash and cash equivalents amounted to $348.4 million, increasing 4.0% from $334.9 million reported as of June 30, 2022, and down 7.3% from $375.8 million reported as of December 31, 2021. Total liquidity position on September 30, 2022, which included cash and cash equivalents as well as other financial assets, totaled $416.7 million, compared with $448.3 million and $451.1 million on June 30, 2022, and December 31, 2021, respectively.

Total Debt at the close of the third quarter increased 3.5%, or $50.5 million, to $1,490.1 million, from $1,439.6 million as of December 31, 2021. An amount of $1,042.9 million, or 70.0% of total debt is denominated in U.S. dollars, while $214.8 million, or 14.4%, is denominated in Euros, $219.6 million, or 14.7%, is in Brazilian Reals, and $12.8 million, or 0.9%, is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio stood at 2.6x as of September 2022, down from 7.1x and 3.5x as of December 2021 and June 2022, respectively, reflecting Adjusted EBITDA growth, supported by traffic recovery and tight cost control measures. As of September 30, 2022, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2022		As of Dec 31, 2021
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	3.45	x	9.64	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	2.64	x	7.12	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	2.64	x	7.11	x
Total Debt	1,490.1		1,439.6
Short-Term Debt	197.7		421.3
Long-Term Debt	1,292.4		1,018.3
Cash & Cash Equivalents	348.4		375.8
Total Net Debt[3]	1,141.7		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of September 30, 2022 was $431.8 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of September 30, 2022 was $431.9 million.

Total Debt by Segment (in US$ million)
	As of Sep 30, 2022	As of Dec 31, 2021
Argentina	738.0	625.3
Italy (1)	195.6	232.4
Brazil (2)	219.6	221.8
Uruguay (3)	277.7	274.1
Armenia	40.7	63.1
Ecuador	18.5	22.9
Total	1490.1	1,439.6

1 Of which approximately $137.1 million remain at Toscana Aeroporti level.

2 Of which approximately $204.9 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $251.8 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	293.6	197.8	661.4	939.5	2,092.4

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2022:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	75.3	34.5	238.6	390.2	738.6
	Interest	USD	48.1	44.1	112.0	65.6	269.8
	Principal	ARS	4.4	6.0	1.5	-	12.0
	Interest	ARS	7.6	3.7	0.3	-	11.6
Italy	Principal	EUR	62.8	23.6	51.2	-	137.6
	Interest	EUR	5.0	4.5	60.3	-	69.7
Brazil	Principal	R$	14.0	13.4	47.4	144.5	219.3
	Interest	R$	18.6	17.5	44.8	43.3	124.2
Uruguay	Principal	USD	5.8	6.9	46.3	226.1	285.1
	Interest	USD	18.9	18.6	52.3	69.8	159.5
Armenia	Principal	USD	12.3	9.2	-	-	21.5
	Interest	USD	1.6	0.5	-	-	2.1
	Principal	EUR	11.1	8.2	-	-	19.3
	Interest	EUR	1.0	0.3	-	-	1.4
Ecuador	Principal	USD	5.9	6.0	6.4	-	18.3
	Interest	USD	1.1	0.7	0.4	-	2.2
Total			293.6	197.8	661.4	939.5	2,092.4

Cash by Segment (in US$ million)
	As of Sep 30, 2022	As of Dec 31, 2021
Argentina	144.4	158.9
Italy (1)	56.5	66.3
Brazil (2)	13.3	13.4
Uruguay	27.2	22.0
Armenia	40.0	44.7
Ecuador	5.5	10.8
Intermediate holding Companies	61.5	59.7
Total	348.4	375.8

1 Of which approximately $51.4 million remain at Toscana Aeroporti level.

2 Of which approximately $10.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q22, CAAP made capital expenditures of $53.5 million on an ‘As reported’ basis, a 169.0% YoY increase from $19.9 million in 3Q21 and 52.2% lower than pre-pandemic levels of 3Q19. Above 80% of total CAPEX was allocated to Argentina and 11% to Uruguay.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q22.

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.5	2.8	127.4%		6.5	2.8	127.4%
International Passengers (in millions) (1)	2.4	0.3	744.7%		2.4	0.3	744.7%
Transit Passengers (in millions) (1)	0.4	0.1	254.1%		0.4	0.1	254.1%
Total Passengers (in millions) (1)	9.2	3.2	185.8%		9.2	3.2	185.8%
Cargo Volume (in thousands of tons)	44.4	43.5	2.0%		44.4	43.5	2.0%
Total Aircraft Movements (in thousands)	101.9	57.5	77.4%		101.9	57.5	77.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	89.9	17.4	415.1%	-1.4	91.3	17.3	428.3%
Non-aeronautical revenue	123.9	59.5	108.2%	-2.9	126.8	57.3	121.3%
Commercial revenue	81.6	48.6	67.9%	-0.4	82.1	47.5	72.6%
Construction service revenue	42.2	10.9	288.4%	-2.5	44.7	9.7	358.6%
Total Revenue	213.7	76.9	177.8%	-4.3	218.0	74.6	192.4%
Total Revenue Excluding IFRIC12(2)	171.5	66.1	159.6%	-1.8	173.3	64.8	167.4%
Cost of Services	144.9	74.9	93.4%	13.2	131.7	60.8	116.4%
Selling, general and administrative expenses	17.5	7.9	121.1%	0.0	17.5	7.7	126.8%
Other expenses	2.9	4.2	-30.9%	-0.2	3.1	4.2	-24.9%
Total Costs and Expenses	165.3	87.0	89.9%	13.0	152.3	72.7	109.4%
Total Costs and Expenses Excluding IFRIC12(3)	123.1	76.2	61.6%	15.4	107.6	63.0	70.9%
Adjusted Segment EBITDA	74.8	11.4	558.4%	-0.1	74.9	10.6	603.8%
Adjusted Segment EBITDA Mg	35.0%	14.8%	2,023	-	34.4%	14.3%	2,008
Adjusted EBITDA Margin excluding IFRIC 12(4)	43.6%	17.2%	2,643	-	43.2%	16.4%	2,682
Capex	43.7	10.9	302.2%	-2.2	46.0	9.7	371.4%

1)	See Note 1 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	17.2	6.4	169.6%		17.2	6.4	169.6%
International Passengers (in millions) (1)	6.0	1.0	484.1%		6.0	1.0	484.1%
Transit Passengers (in millions) (1)	0.8	0.3	177.7%		0.8	0.3	177.7%
Total Passengers (in millions) (1)	23.9	7.7	211.7%		23.9	7.7	211.7%
Cargo Volume (in thousands of tons)	134.7	123.7	8.9%		134.7	123.7	8.9%
Total Aircraft Movements (in thousands)	276.7	150.3	84.0%		276.7	150.3	84.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	243.4	54.4	347.4%	7.1	236.3	50.8	365.1%
Non-aeronautical revenue	318.7	185.3	72.0%	5.6	313.1	174.0	80.0%
Commercial revenue	238.6	143.7	66.0%	9.7	228.9	133.8	71.1%
Construction service revenue	80.1	41.5	92.8%	-4.1	84.2	40.2	109.6%
Total Revenue	562.1	239.7	134.5%	12.7	549.4	224.8	144.4%
Total Revenue Excluding IFRIC12(2)	482.0	198.2	143.3%	16.8	465.2	184.6	152.0%
Cost of Services	381.0	232.2	64.1%	55.5	325.5	186.7	74.4%
Selling, general and administrative expenses	39.4	23.6	67.1%	2.2	37.2	21.8	70.2%
Other expenses	3.5	13.6	-74.0%	-0.2	3.7	12.9	-71.0%
Total Costs and Expenses	423.9	269.4	57.4%	57.5	366.4	221.4	65.5%
Total Costs and Expenses Excluding IFRIC12(3)	343.9	227.9	50.9%	61.6	282.3	181.3	55.7%
Adjusted Segment EBITDA	218.8	32.6	570.7%	8.5	210.3	29.0	624.1%
Adjusted Segment EBITDA Mg	38.9%	13.6%	2,531	-	38.3%	12.9%	2,536
Adjusted EBITDA Margin excluding IFRIC 12(4)	45.3%	16.4%	2,895	-	45.2%	15.7%	2,947
Capex	80.1	41.5	92.8%	-4.0	84.1	37.8	122.8%

Passenger Traffic increased 1.9x YoY and improved to almost 80% of pre-pandemic levels, up from 75.8% in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 7.4x YoY in 3Q22 to 71.9% of 3Q19 traffic levels, up from 60.7% in 2Q22, showing a sustained sequential improvement. Domestic passenger traffic, which accounted for 70% of total traffic in the quarter, increased 1.3x YoY to 83.0% of 3Q19 levels, in line with the previous quarter. Effective August 26, 2022, all Covid entry regulations were fully lifted.

Revenues increased 177.8% YoY to $213.7 million in 3Q22 on an ‘As reported’ basis or 192.4% to $218.0 million when excluding the impact of rule IAS29, primarily due to a 428.3% increase in Aeronautical revenues as well as a 72.6% increase in Commercial revenues, reflecting higher year-over-year activity and easier passenger traffic comparisons, as 3Q21 was still impacted by the Covid-19 pandemic. In addition, Construction service revenue increased 358.6% YoY as a result of higher Capex in the quarter. When compared to 3Q19 and excluding both Construction Service and the impact of IAS 29, revenues grew by 7.3%, or $11.8 million to $173.3 million, mainly driven by a 32.5% increase in Commercial revenues, which was partially fully offset by an 8.3% decline in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 declined 8.3% against 3Q19, or $8.3 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced in March 2021 and higher domestic passenger fee introduced in March 2022.

•	Commercial Revenues ex-IAS29 increased 32.5% compared to 3Q19, or $20.1 million, mainly driven by an increase of 48%, or $13.8 million in Cargo revenues, primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty free and parking related revenues also supported the performance, growing 110% and 89%, respectively, against pre-pandemic levels.

Total Costs and Expenses increased 89.9% YoY to $165.3 million in 3Q22 on an ‘As reported’ basis, mainly reflecting increases of 93.4% in Cost of Services, in line with higher year-over-year activity. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 70.9% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in the same period of last year. When compared to 3Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services declined 15.7%, or $20.0 million, primarily due to lower SG&A coupled with a reduction in Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 1.5% compared to 3Q19, or $1.3 million, driven mainly by the following declines:

•	39.5%, or $2.9 million, in Amortization and depreciation,

•	11.9%, or $2.8 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar, and

•	41.2%, or $1.8 million, in Office expenses, due to a decrease in mobility and office expenses along with lower overall expenses.

The above was partially offset by a 19.2% increase, or $4.4 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation, together with a 6.9% increase, or $1.7 million, in Concession Fees.

•	SG&A ex-IAS29 decreased by 55.4% against 3Q19, or $21.7 million, to $17.5 million in 3Q22, mainly due to a $23.1 million bad debt charge recorded in 3Q19, related to past due commercial revenues and aircraft fees from a local airline, in Argentina.

Adjusted Segment EBITDA increased 5.6x YoY to $74.8 million in 3Q22 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $74.9 million with Adjusted EBITDA margin EX-IFRIC12 of 43.2% in the quarter, compared to 16.4% in 3Q21. Compared to pre-pandemic levels of 3Q19, Adjusted EBITDA excluding IAS 29 increased 63.4%, or $29.1 million from $45.8 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 14.8 percentage points from 28.3%. To note, 3Q19 Adjusted EBITDA included a $23.1 million bad debt charge related to past due commercial revenues and aircraft fees from a local airline, in Argentina.

During 3Q22, CAAP made Capital Expenditures ex-IAS29 of $46.0 million, compared to $9.7 million in 3Q21 and $114.7 million in 3Q19, mainly related to expansion works at Aeroparque and Ezeiza airports, as well as initial runway works in Posadas and Santa Rosa airports.

Italy

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.4	17.3%	1.2	0.6	95.7%
International Passengers (in millions)	1.9	0.9	104.0%	3.9	1.1	254.3%
Transit Passengers (in millions)	0.0	0.0	117.6%	0.0	0.0	244.0%
Total Passengers (in millions)	2.4	1.3	77.0%	5.2	1.7	197.8%
Cargo Volume (in thousands of tons)	3.5	3.8	-9.1%	11.1	10.9	1.4%
Total Aircraft Movements (in thousands)	23.1	17.3	33.5%	53.5	26.4	102.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.9	16.2	35.1%	53.3	23.9	122.8%
Non-aeronautical revenue	12.3	6.8	82.0%	31.5	22.7	39.0%
Commercial revenue	10.5	4.4	139.3%	23.9	11.0	117.0%
Construction service revenue	1.3	1.6	-15.7%	4.7	10.2	-54.4%
Other revenue	0.5	0.8	-34.1%	2.9	1.4	109.0%
Total Revenue	34.2	23.0	49.0%	84.7	46.6	82.0%
Total Revenue Excluding IFRIC12(1)	32.9	21.4	53.8%	80.1	36.3	120.5%
Cost of Services	22.6	22.3	1.0%	68.7	58.8	16.9%
Selling, general and administrative expenses	5.9	3.3	80.1%	13.2	9.4	40.7%
Other Expenses	0.0	0.2	-87.2%	0.0	0.3	-88.5%
Total Costs and Expenses	28.5	25.8	10.3%	82.0	68.5	19.7%
Total Costs and Expenses Excluding IFRIC12(2)	27.4	24.2	13.1%	78.2	59.2	32.1%
Adjusted Segment EBITDA	8.4	0.4	1849.8%	10.8	-11.6	-192.7%
Adjusted Segment EBITDA Mg	24.6%	1.9%	2273	12.7%	-25.0%	3770
Adjusted EBITDA Margin excluding IFRIC 12(3)	24.9%	2.1%	2276	12.4%	-34.6%	4701
Capex	1.7	1.8	-6.6%	5.7	14.0	-59.4%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 77.0% YoY and improved to 88.8% of pre-pandemic levels, up from 84.5% in 2Q22, with continued recovery at both Florence and Pisa airports. International traffic increased 104.0% YoY and improved to 86.3% of 3Q19 levels, while Domestic traffic grew 17.3% YoY and reached 3Q19 levels. Traffic in the quarter benefited from the summer season and from the full lifting of travel restrictions effective June 1, 2022.

Revenues increased 49.0% YoY to $34.2 million in 3Q22, driven by higher Commercial and Aeronautical revenues, reflecting greater year-over-year activity and easier comparisons against 3Q21, which was significantly impacted by the Covid-19 pandemic. Commercial revenues grew 139.3% YoY, mainly driven by passenger-related services such as Parking facilities, Duty free shops, VIP lounges, and F&B services, following the strong year-over-year traffic recovery. When compared to 3Q19, revenues excluding Construction service declined 20.3%, or $8.3 million, to $32.9 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

•	Aeronautical Revenues dropped 24.5% versus 3Q19, or $7.1 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues declined 9.1% versus 3Q19, or $1.0 million, mainly due to reductions in Retail stores, Parking Facilities and VIP Lounges, partially offset by higher F&B services.

Total Costs and Expenses increased 10.3% YoY, or $2.6 million, in 3Q22 mainly driven by higher SG&A expenses. Excluding Construction Service, Total Cost and Expenses rose 13.1% YoY to $27.4 million, due to an increase in operating costs following higher airport activity when compared to 3Q21. Compared to the same quarter of 2019, Total Cost and Expenses decreased 7.1%, or 6.6% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 15.3%, or $3.9 million, against 3Q19 on a comparable basis, mainly due to lower Salaries and Social Security Contribution expenses as well as lower Services and fees.

•	SG&A increased 48.8% to $5.9 million against 3Q19 mainly reflecting higher Services and Fees.

Adjusted Segment EBITDA improved to $8.4 million from $0.4 million in 3Q21, supported by traffic growth and cost reductions, but contracted from the $15.1 million posted in 3Q19.

During 3Q22, CAAP made Capital Expenditures of $1.7 million, compared to $1.8 million in 3Q21 and $2.9 million in 3Q19.

Brazil

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.6	2.2	19.1%	7.5	5.1	49.0%
International Passengers (in millions) (1)	0.2	0.0	559.4%	0.3	0.0	616.0%
Transit Passengers (in millions) (1)	1.5	1.2	21.6%	3.6	3.0	16.9%
Total Passengers (in millions) (1)	4.3	3.5	23.7%	11.4	8.1	40.1%
Cargo Volume (in thousands of tons)	13.0	15.0	-13.0%	41.2	45.1	-8.7%
Total Aircraft Movements (in thousands)	38.3	32.8	16.6%	105.4	80.9	30.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	9.9	7.1	40.0%	26.2	15.9	64.4%
Non-aeronautical revenue	13.7	9.3	46.4%	38.7	24.5	57.9%
Commercial revenue	13.7	9.3	46.4%	38.7	24.5	57.9%
Total Revenue	23.5	16.4	43.7%	64.8	40.4	60.5%
Cost of Services	17.6	15.0	16.9%	52.1	43.9	18.8%
Selling, general and administrative expenses	2.0	1.2	69.9%	8.6	6.4	34.2%
Other expenses	0.0	0.0	-49.6%	0.4	1.5	-73.7%
Total Costs and Expenses	19.6	16.2	20.6%	61.1	51.8	18.0%
Adjusted Segment EBITDA	9.0	2.2	318.3%	14.3	-7.3	-297.6%
Adjusted Segment EBITDA Mg	38.4%	13.2%	2522	22.1%	-17.9%	4005
Capex	0.4	0.4	-17.4%	1.3	1.1	14.5%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic rose 23.7% YoY, reaching 91.4% of 3Q19 pre-pandemic levels, improving from 76.4% in the prior quarter. Domestic passenger traffic was up 19.1% YoY and reached 90.5% of 3Q19 levels, while transit passengers increased 21.6% YoY to 92.4% of 3Q19 traffic. Traffic recovered in the quarter after some months of weaker travel demand due to rising fuel prices adding pressure on airfares.

Revenues increased 43.7% YoY to $23.5 million in 3Q22 due to higher aeronautical and commercial revenues reflecting higher year-over-year activity as 3Q21 was still impacted by the Covid-19 pandemic. When compared to 3Q19, revenues declined 17.2%, or $4.9 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 32.2% average depreciation of the Brazilian real against the US dollar since 3Q19.

•	Aeronautical Revenues declined 28.6% vs 3Q19, or $4.0 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues declined 6.5% against 3Q19, or $1.0 million, also impacted by lower passenger traffic and currency depreciation. Lower passenger-related revenues such as Retail, Duty free and F&B, combined with lower Cargo revenues, drove the results. The Revenue decline was also driven by lower Rental revenues reflecting discounts granted and closure of operations of certain tenants, together with lower Fuel revenues, in line with the reduction in aircraft movements. This was partially offset by a solid performance of VIP lounges.

Total Costs and Expenses increased 20.6% YoY to $19.6 million but declined 27.7% against pre-pandemic levels of 3Q19.

•	Cost of Services declined 25.0% vs. 3Q19, or $5.9 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 32.2% average depreciation of the Brazilian Real since 3Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A declined 69.9% YoY, to $2.0 million on an ‘As reported’ basis, and declined 41.4% when compared to 3Q19.

Adjusted Segment EBITDA improved to $9.0 million compared to $2.2 million in the year ago period, supported by traffic growth and tight cost control. Compared to 3Q19, Adjusted EBITDA increased by 103.8% with Adjusted EBITDA margin expanding 22.8 percentage points to 38.4%.

During 3Q22, CAAP made Capital Expenditures of $0.4 million, in line with 3Q21 and down 64.4% from $1.0 million in 3Q19.

Uruguay

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-36.9%	0.0	0.0	43.6%
International Passengers (in millions)	0.4	0.1	173.3%	1.0	0.2	342.9%
Transit Passengers (in millions)	0.0	0.0	48.4%	0.0	0.0	216.6%
Total Passengers (in millions)	0.4	0.1	170.9%	1.0	0.2	340.7%
Cargo Volume (in thousands of tons) (1)	7.2	6.9	3.0%	24.2	22.1	9.7%
Total Aircraft Movements (in thousands)	5.7	4.9	16.8%	19.5	10.4	87.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.6	4.1	160.8%	31.9	8.0	301.7%
Non-aeronautical revenue	14.8	9.4	57.4%	41.4	25.2	64.5%
Commercial revenue	11.5	8.2	39.3%	36.3	21.5	68.8%
Construction service revenue	3.4	1.2	183.1%	5.2	3.7	39.7%
Total Revenue	25.5	13.5	88.6%	73.4	33.1	121.4%
Total Revenue Excluding IFRIC12(2)	22.1	12.3	79.5%	68.2	29.4	131.7%
Cost of Services	14.9	10.2	45.0%	39.2	31.1	26.2%
Selling, general and administrative expenses	3.3	2.4	41.5%	10.3	6.2	65.9%
Other expenses	0.1	0.1	28.0%	0.3	0.1	226.8%
Total Costs and Expenses	18.3	12.7	44.3%	49.8	37.3	33.3%
Total Costs and Expenses Excluding IFRIC12(3)	14.9	11.5	29.9%	44.6	33.6	32.6%
Adjusted Segment EBITDA	8.6	4.0	114.7%	28.2	5.5	411.0%
Adjusted Segment EBITDA Mg	33.7%	29.6%	409	38.4%	16.6%	2176
Adjusted EBITDA Margin excluding IFRIC 12 (4)	38.8%	32.5%	636	41.3%	18.7%	2258
Capex	5.8	2.0	181.2%	11.4	5.8	97.7%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is mainly international, passenger traffic increased 1.7x YoY, reaching 68.4% of 3Q19 levels, up from 65.1% recorded in 2Q22, reflecting an ongoing recovery after the re-opening of borders on November 1, 2021.

Revenues increased 88.6% YoY to $25.5 million in 3Q22 on an ‘As reported’ basis, or 79.5% when excluding Construction service revenue. Compared to 3Q19, and excluding IFRIC12, revenues declined 16.0%, or $4.2 million, to $22.1 million, primarily due to lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 1.6x YoY, or $6.6 million, to $10.6 million, reflecting higher passenger fees revenues, in line with the increase in passenger traffic against 3Q21, which was still significantly impacted by the Covid-19 pandemic.

•	Commercial Revenues declined 3.9% vs. 3Q19, or $0.5 million, to $11.5 million, mainly driven by lower passenger-related revenues such as Duty Free, VIP Lounge and Retail stores, as a result of lower passenger traffic, partially offset by an increase in cargo revenues.

Total Costs and Expenses increased 44.3% YoY to $18.3 million. Excluding Construction Service, Total Cost and Expenses rose 29.9% YoY to $14.9 million, due to an increase in operating costs following higher traffic activity when compared to 3Q21. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 3.2%, or $0.5 million, primarily due to lower operating expenses, further supported by local currency depreciation against the US dollar.

•	Cost of services increased 6.9% compared to 3Q19, or $1.0 million. Excluding Construction service cost, cost of services declined 6.5%, or $0.8 million, reflecting the following cost reductions:

•	27%, or $0.7 million, in Concession Fees due to lower passenger traffic,

•	41%, or $1.1 million, in Amortization and depreciation.

•	SG&A increased 41.5% YoY, to $3.3 million, and grew 10.7% against 3Q19.

Adjusted Segment EBITDA increased 114.7% YoY to $8.6 million in 3Q22, but declined 36.3%, or $4.9 million, when compared to 3Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 12.1 percentage points to 38.8%.

During 3Q22, CAAP made Capital Expenditures of $5.8 million in Uruguay, compared to $2.0 million in 3Q21 and also $2.0 million in 3Q19.

Key Quarter Highlights and Subsequent Events

AA2000 | Preferred Shares

On February 25, 2022, the Board of Directors of AA2000 resolved to redeem all the 910,978,514 outstanding preferred shares for a total redemption value of AR$17,225,719,240. On April 12, 2022, the Company made an initial payment of AR$11,100,000,000, and a second payment of AR$5,070,000,000 (approximately $40.5 million) was made on July 8, 2022. Finally and during August 2022, the outstanding amount regarding the redemption of preferred shares was fully cancelled.

CAAP | Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company will hold a 51% stake, has been declared by the Federal Government of Nigeria as the preferred bidder for the Abuja and Kano airports and cargo terminals concessions. This step initiates the process during which the Consortium and the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria will together revise and negotiate the final terms and conditions of the concession agreements.

Puerta del Sur (PDS, Uruguay) | Concession Agreement

On October 20, 2022, the International Airport of Melo was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q22, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

3Q22 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, November 18, 2022

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-646-904-5544 (U.S. Local); 1-226-828-7575 (Canada, Local); +1-929-526-1599 (Intern.). Participant access code: 126719

Webcast:	CAAP 3Q22 Earnings Conference Call

Replay:	1-929-458-6194 (U.S. Local); 1-226-828-7578 (Canada, Local); +44-204-525-0658 (Intern.). Replay access code: 993788

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 22 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, 57.6% lower than the 84.2 million served prior to the pandemic, in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Argentina
Domestic Passengers (in millions)	6.5	2.8	127.4%	17.2	6.4	169.6%
International Passengers (in millions)	2.4	0.3	744.7%	6.0	1.0	484.1%
Transit passengers (in millions)	0.4	0.1	254.1%	0.8	0.3	177.7%
Total passengers (in millions)	9.2	3.2	185.8%	23.9	7.7	211.7%
Cargo volume (in thousands of tons)	44.4	43.5	2.0%	134.7	123.7	8.9%
Aircraft movements (in thousands)	101.9	57.5	77.4%	276.7	150.3	84.0%
Italy
Domestic Passengers (in millions)	0.5	0.4	17.3%	1.2	0.6	95.7%
International Passengers (in millions)	1.9	0.9	104.0%	3.9	1.1	254.3%
Transit passengers (in millions)	0.0	0.0	117.6%	0.0	0.0	244.0%
Total passengers (in millions)	2.4	1.3	77.0%	5.2	1.7	197.8%
Cargo volume (in thousands of tons)	3.5	3.8	-9.1%	11.1	10.9	1.4%
Aircraft movements (in thousands)	23.1	17.3	33.5%	53.5	26.4	102.8%
Brazil
Domestic Passengers (in millions)	2.6	2.2	19.1%	7.5	5.1	49.0%
International Passengers (in millions)	0.2	0.0	559.4%	0.3	0.0	616.0%
Transit passengers (in millions)	1.5	1.2	21.6%	3.6	3.0	16.9%
Total passengers (in millions)	4.3	3.5	23.7%	11.4	8.1	40.1%
Cargo volume (in thousands of tons)	13.0	15.0	-13.0%	41.2	45.1	-8.7%
Aircraft movements (in thousands)	38.3	32.8	16.6%	105.4	80.9	30.3%
Uruguay(1)
Domestic Passengers (in millions)	0.0	0.0	-36.9%	0.0	0.0	43.6%
International Passengers (in millions)	0.4	0.1	173.3%	1.0	0.2	342.9%
Transit passengers (in millions)	0.0	0.0	48.4%	0.0	0.0	216.6%
Total passengers (in millions)	0.4	0.1	170.9%	1.0	0.2	340.7%
Cargo volume (in thousands of tons)	7.2	6.9	3.0%	24.2	22.1	9.7%
Aircraft movements (in thousands)	5.7	4.9	16.8%	19.5	10.4	87.7%
Ecuador(2)
Domestic Passengers (in millions)	0.6	0.3	91.8%	1.6	0.7	131.8%
International Passengers (in millions)	0.6	0.4	25.7%	1.5	1.0	55.1%
Transit passengers (in millions)	0.0	0.0	38.3%	0.1	0.0	133.7%
Total passengers (in millions)	1.2	0.8	53.3%	3.1	1.7	87.3%
Cargo volume (in thousands of tons)	7.6	6.6	15.0%	25.2	16.2	55.4%
Aircraft movements (in thousands)	19.4	15.9	22.2%	57.5	39.1	47.1%
Armenia
Domestic Passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
International Passengers (in millions)	1.3	0.9	36.9%	2.6	1.7	54.4%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	1.3	0.9	36.9%	2.6	1.7	54.4%
Cargo volume (in thousands of tons)	6.1	4.1	48.3%	14.2	11.7	21.6%

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Aircraft movements (in thousands)	11.8	7.7	53.4%	25.1	15.4	63.2%
Peru(3)
Domestic Passengers (in millions)	0.0	0.6	-100.0%	0.0	1.3	-100.0%
International Passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-100.0%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	0.0	0.6	-100.0%	0.0	1.3	-100.0%
Cargo volume (in thousands of tons)	0.0	0.8	-100.0%	0.0	2.2	-100.0%
Aircraft movements (in thousands)	0.0	4.9	-100.0%	0.0	12.6	-100.0%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
3)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q22	3Q21	3Q22	3Q21	2Q22	2Q21	2Q22	2Q21
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	135.63	97.23	147.32	98.74	115.55	94.06	125.23	95.72
Euro	1.01	1.18	0.97	1.16	1.07	0.83	1.04	0.84
Brazilian Real	5.25	5.23	5.41	5.44	4.93	5.29	5.24	5.00
Uruguayan Peso	40.81	43.26	41.74	42.94	40.53	43.89	39.86	43.58

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	171.1	75.4	127.0%	-1.4	172.5	75.2	129.3%
Passenger use fees	141.3	52.2	171.0%	-1.3	142.6	52.0	174.0%
Aircraft fees	25.2	18.5	36.4%	-0.1	25.3	18.4	37.3%
Other	4.6	4.8	-3.2%	-	4.6	4.8	-3.2%

Commercial Revenue Breakdown (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Commercial revenue	175.2	92.4	89.6%	-0.4	175.6	91.3	92.3%
Warehouse use fees	49.7	41.3	20.2%	-0.7	50.4	41.0	23.0%
Duty free shops	18.8	6.0	211.4%	-0.2	19.0	6.0	215.9%
Rental of space (including hangars)	6.6	5.7	16.2%	0.0	6.6	5.7	16.7%
Parking facilities	11.0	4.1	167.2%	-0.1	11.2	4.1	170.8%
Fuel	45.6	12.8	255.0%	0.0	45.6	12.8	255.3%
Food and beverage services	6.5	2.6	145.9%	0.0	6.5	2.6	153.7%
Advertising	4.9	2.4	101.1%	0.4	4.5	2.3	96.6%
Services and retail stores	3.6	1.9	82.8%	0.0	3.6	1.9	84.5%
Catering	2.2	0.8	156.4%	0.0	2.2	0.8	164.5%
VIP lounges	9.5	4.6	105.3%	0.3	9.2	4.3	112.4%
Walkway services	1.8	1.3	41.8%	0.0	1.9	1.3	44.3%
Other	15.0	8.6	74.7%	0.0	15.0	8.5	76.5%

Revenues by Segment (in US$ million)

Country	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Argentina	562.1	239.7	134.5%	12.7	549.4	224.8	144.4%
Italy	84.7	46.6	82.0%	-	84.7	46.6	82.0%
Brazil	64.8	40.4	60.5%	-	64.8	40.4	60.5%
Uruguay	73.4	33.1	121.4%	-	73.4	33.1	121.4%
Armenia	149.8	68.3	119.4%	-	149.8	68.3	119.4%
Ecuador (1)	70.8	45.7	54.9%	-	70.8	45.7	54.9%
Unallocated	0.4	0.2	120.7%	-	0.4	0.2	120.7%
Total consolidated revenue (2)	1006.1	474.0	112.3%	12.7	993.4	459.1	116.4%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 143% YoY in Argentina, 121% in Italy, 61% in Brazil, 132% in Uruguay, 136% in Armenia and 55% in Ecuador.

Revenue Breakdown (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	450.0	167.0	169.4%	7.1	442.9	163.4	171.0%
Non-aeronautical Revenue	556.1	307.0	81.2%	5.6	550.4	295.6	86.2%
Commercial revenue	461.0	244.3	88.8%	9.7	451.3	234.3	92.6%
Construction service revenue (1)	92.1	61.3	50.3%	-4.1	96.2	59.9	60.5%
Other revenue	2.9	1.4	107.8%	-	2.9	1.4	107.8%
Total Consolidated Revenue	1006.1	474.0	112.3%	12.7	993.4	459.1	116.4%
Total Revenue excluding Construction Service revenue (2)	914.0	412.7	121.5%	16.8	897.1	399.1	124.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	450.0	167.0	169.4%	7.1	442.9	163.4	171.0%
Passenger use fees	363.0	114.1	218.0%	6.3	356.7	111.4	220.3%
Aircraft fees	71.6	43.2	65.9%	0.8	70.9	42.3	67.4%
Other	15.4	9.7	58.3%	-	15.4	9.7	58.3%

Commercial Revenue Breakdown (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Commercial revenue	461.0	244.3	88.8%	9.7	451.3	234.3	92.6%
Warehouse use fees	144.5	125.7	14.9%	4.1	140.3	119.1	17.8%
Duty free shops	46.9	14.4	225.1%	0.7	46.2	14.0	229.8%
Rental of space (including hangars)	32.9	15.5	111.6%	0.6	32.3	15.3	111.1%
Parking facilities	25.9	8.2	215.4%	0.4	25.5	8.0	219.1%
Fuel	95.0	23.7	301.3%	0.1	94.9	23.6	302.7%
Food and beverage services	16.6	6.3	162.5%	0.4	16.2	6.0	168.8%
Advertising	12.8	7.8	64.6%	1.3	11.6	7.3	57.7%
Services and retail stores	10.9	5.0	116.9%	0.1	10.8	5.0	117.6%
Catering	5.7	1.8	214.6%	0.1	5.6	1.7	222.4%
VIP lounges	23.3	10.1	130.6%	1.1	22.2	9.4	136.2%
Walkway services	5.2	3.6	43.6%	0.1	5.1	3.5	46.4%
Other	41.3	22.0	87.9%	0.7	40.6	21.4	89.6%

Total Expenses Breakdown (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Cost of services	268.2	157.7	70.0%	13.2	255.0	143.7	77.5%
SG&A	38.0	23.0	65.3%	0.0	38.0	22.8	66.8%
Financial loss	14.7	42.9	-65.8%	-146.9	161.5	81.9	97.3%
Inflation adjustment	2.0	-6.1	-132.3%	2.3	-0.3	0.0	1580.8%
Other expenses	3.3	4.7	-29.2%	-0.2	3.5	4.6	-23.8%
Income tax expense	13.2	4.3	204.6%	76.0	-62.8	-19.3	225.7%
Total expenses	339.4	226.6	49.8%	-55.6	395.0	233.7	69.0%

Cost of Services (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	268.2	157.7	70.0%	13.2	255.0	143.7	77.5%
Salaries and social security contributions	49.5	34.2	44.6%	-0.5	50.0	34.1	46.5%
Concession fees	42.6	23.4	82.2%	-0.4	43.0	23.3	84.7%
Construction service cost	48.3	18.1	167.1%	-2.5	50.8	17.0	199.4%
Maintenance expenses	28.6	19.8	44.1%	-0.3	28.9	19.7	46.7%
Amortization and depreciation	36.8	35.2	4.7%	17.1	19.8	22.6	-12.7%
Services and fees	15.2	12.3	23.6%	-0.1	15.2	12.2	24.4%
Cost of fuel	40.1	9.4	326.5%	-	40.1	9.4	326.5%
Taxes	0.8	0.7	16.6%	0.0	0.9	0.7	23.1%
Office expenses	2.5	1.3	91.0%	-0.1	2.6	1.3	100.8%
Provision for maintenance cost	0.6	1.5	-60.6%	-	0.6	1.5	-60.6%
Others	3.3	1.8	75.9%	0.0	3.3	1.8	76.0%

Selling, General and Administrative Expenses (in US$ million)

	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
SG&A	38.0	23.0	65.3%	0.0	38.0	22.8	66.8%
Taxes	12.0	5.6	115.2%	-0.1	12.0	5.5	118.5%
Salaries and social security contributions	7.9	5.3	51.0%	-0.1	8.0	5.2	53.6%
Services and fees	11.4	8.1	41.7%	0.0	11.5	8.1	42.1%
Office expenses	0.8	0.2	428.2%	0.0	0.8	0.2	383.0%
Amortization and depreciation	1.8	2.1	-15.7%	0.1	1.7	2.0	-18.6%
Maintenance expenses	0.6	0.2	134.1%	0.0	0.6	0.2	128.1%
Advertising	0.5	0.3	74.0%	0.0	0.5	0.3	77.3%
Insurances	0.5	0.6	-1.8%	0.0	0.5	0.5	-1.8%
Bad debts recovery	-1.7	-2.2	-21.9%	0.1	-1.8	-2.2	-16.9%
Bad debts	2.9	2.1	38.9%	-0.1	3.0	2.0	46.3%
Others	1.3	0.9	43.9%	0.0	1.3	0.9	43.9%

Expenses by Segment (in US$ million)

Country	3Q22 as reported	3Q21 as reported	% Var as reported	IAS 29	3Q22 ex IAS 29	3Q21 ex IAS 29	% Var ex IAS 29
Argentina	165.3	87.0	89.9%	13.0	152.3	72.7	109.4%
Italy	28.5	25.8	10.3%	-	28.5	25.8	10.3%
Brazil	19.6	16.2	20.6%	-	19.6	16.2	20.6%
Uruguay	18.3	12.7	44.3%	-	18.3	12.7	44.3%
Armenia	53.2	24.4	118.5%	-	53.2	24.4	118.5%
Ecuador	19.4	14.4	34.5%	-	19.4	14.4	34.5%
Unallocated	5.4	5.0	8.6%	-	5.4	5.0	8.6%
Total consolidated expenses (1) (2)	309.6	185.5	66.9%	13.0	296.6	171.1	73.3%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Cost of Services	694.4	446.0	55.7%	55.5	638.9	400.6	59.5%
Salaries and social security contributions	147.9	100.5	47.1%	2.4	145.5	97.4	49.3%
Concession fees	119.2	64.2	85.5%	2.1	117.1	62.4	87.6%
Construction service cost	91.1	60.1	51.5%	-4.1	95.2	58.8	62.0%
Maintenance expenses	80.8	56.6	42.7%	1.9	78.9	54.3	45.4%
Amortization and depreciation	112.2	103.1	8.8%	52.6	59.7	67.1	-11.1%
Other	143.2	61.4	133.2%	0.7	142.6	60.6	135.4%
Cost of Services Excluding Construction Service cost	603.3	385.9	56.3%	59.6	543.7	341.8	59.1%
Selling, general and administrative expenses	99.2	66.9	48.1%	2.2	97.0	65.2	48.7%
Other expenses	4.9	16.5	-70.0%	-0.2	5.1	15.7	-67.3%
Total Costs and Expenses	798.5	529.4	50.8%	57.5	741.0	481.5	53.9%
Total Costs and Expenses Excluding Construction Service cost	707.4	469.3	50.7%	61.6	645.8	422.7	52.8%

Total Expenses Breakdown (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Cost of services	694.4	446.0	55.7%	55.5	638.9	400.6	59.5%
SG&A	99.2	66.9	48.1%	2.2	97.0	65.2	48.7%
Financial loss	115.9	99.7	16.3%	-356.2	472.2	257.3	83.5%
Inflation adjustment	-18.5	-2.5	644.9%	-14.9	-3.6	-0.5	643.0%
Other expenses	4.9	16.5	-70.0%	-0.2	5.1	15.7	-67.3%
Income tax expense	4.6	28.9	-84.2%	175.0	-170.4	-123.6	37.9%
Total expenses	900.5	655.5	37.4%	-138.6	1039.1	614.7	69.0%

Cost of Services (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Cost of Services	694.4	446.0	55.7%	55.5	638.9	400.6	59.5%
Salaries and social security contributions	147.9	100.5	47.1%	2.4	145.5	97.4	49.3%
Concession fees	119.2	64.2	85.5%	2.1	117.1	62.4	87.6%
Construction service cost	91.1	60.1	51.5%	-4.1	95.2	58.8	62.0%
Maintenance expenses	80.8	56.6	42.7%	1.9	78.9	54.3	45.4%
Amortization and depreciation	112.2	103.1	8.8%	52.6	59.7	67.1	-11.1%
Services and fees	43.4	31.7	36.9%	0.4	43.0	31.2	37.6%
Cost of fuel	77.7	16.0	385.0%	-	77.7	16.0	385.0%
Taxes	2.8	2.2	28.0%	0.0	2.8	2.1	33.3%
Office expenses	6.7	3.5	94.1%	0.2	6.6	3.3	101.5%
Provision for maintenance cost	2.4	2.6	-5.2%	-	2.4	2.6	-5.2%
Others	10.1	5.4	86.2%	0.0	10.0	5.4	87.2%

Selling, General and Administrative Expenses (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
SG&A	99.2	66.9	48.1%	2.2	97.0	65.2	48.7%
Taxes	34.6	15.8	118.4%	1.0	33.6	15.0	123.5%
Salaries and social security contributions	24.0	14.6	64.9%	0.3	23.7	14.2	66.9%
Services and fees	29.7	21.8	36.4%	0.1	29.6	21.6	36.9%
Office expenses	2.0	0.7	173.4%	0.0	2.0	0.7	173.1%
Amortization and depreciation	5.5	6.3	-12.6%	0.4	5.2	6.0	-14.1%
Maintenance expenses	1.5	0.5	198.6%	0.0	1.4	0.5	193.0%
Advertising	1.1	0.5	127.4%	0.0	1.1	0.5	129.4%
Insurances	1.7	1.6	4.5%	0.0	1.7	1.6	4.4%
Bad debts recovery	-17.2	-6.4	168.8%	0.0	-17.2	-6.1	182.1%
Bad debts	11.3	8.3	36.4%	0.3	10.9	7.9	38.5%
Others	5.0	3.2	53.9%	0.0	5.0	3.2	53.9%

Expenses by Segment (in US$ million)

Country	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Argentina	423.9	269.4	57.4%	57.5	366.4	221.4	65.5%
Italy	82.0	68.5	19.7%	-	82.0	68.5	19.7%
Brazil	61.1	51.8	18.0%	-	61.1	51.8	18.0%
Uruguay	49.8	37.3	33.3%	-	49.8	37.3	33.3%
Armenia	112.8	47.9	135.4%	-	112.8	47.9	135.4%
Ecuador	51.7	38.4	34.6%	-	51.7	38.4	34.6%
Unallocated	17.2	16.2	6.2%	-	17.2	16.2	6.2%
Total consolidated expenses (1) (2)	798.5	529.5	50.8%	57.5	741.0	481.5	53.9%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Argentina	218.8	32.6	570.7%	8.5	210.3	29.0	624.1%
Italy	10.8	-11.6	-192.7%	-	10.8	-11.6	-192.7%
Brazil	14.3	-7.3	-297.6%	-	14.3	-7.3	-297.6%
Uruguay	28.2	5.5	411.0%	-	28.2	5.5	411.0%
Armenia	49.9	31.0	61.0%	-	49.9	31.0	61.0%
Ecuador	21.8	11.3	92.7%	-	21.8	11.3	92.7%
Unallocated	-4.7	-5.0	-6.7%	-	-4.7	-5.0	-6.7%
Total segment EBITDA	339.1	56.5	499.7%	8.5	330.6	53.0	524.1%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	167.4	-156.8	-206.8%	114.3	53.0	-132.6	-140.0%
Financial Income	-48.0	-22.2	116.1%	37.4	-85.4	-20.9	309.5%
Financial Loss	115.9	99.7	16.3%	-356.2	472.2	257.3	83.5%
Inflation adjustment	-18.5	-2.5	644.9%	-14.9	-3.6	-0.5	643.0%
Income Tax Expense	4.6	28.9	-84.2%	175.0	-170.4	-123.6	37.9%
Amortization and Depreciation	117.8	109.5	7.6%	52.9	64.8	73.2	-11.4%
Adjusted EBITDA	339.1	56.5	499.7%	8.5	330.6	53.0	524.1%
Adjusted EBITDA Margin	33.7%	11.9%	2177	-	33.3%	11.5%	2174
Adjusted EBITDA Margin excluding Construction Service	37.0%	13.4%	2357	-	36.7%	13.0%	2376

Financial Income / Loss (in US$ million)

	9M22 as reported	9M21 as reported	% Var as reported	IAS 29	9M22 ex IAS 29	9M21 ex IAS 29	% Var ex IAS 29
Financial Income	48.0	22.2	116.1%	-37.4	85.4	20.9	309.5%
Interest income	33.9	16.0	111.6%	1.1	32.8	14.9	119.6%
Foreign exchange income	7.7	0.9	800.3%	-38.5	46.2	0.6	7129.6%
Other	6.5	5.4	21.0%	0.0	6.5	5.3	22.2%
Inflation adjustment	18.5	2.5	644.9%	14.9	3.6	0.5	643.0%
Inflation adjustment	18.5	2.5	644.9%	14.9	3.6	0.5	643.0%
Financial Loss	-115.9	-99.7	16.3%	356.2	-472.2	-257.3	83.5%
Interest Expenses	-136.2	-93.3	46.0%	-4.3	-131.9	-89.7	47.0%
Foreign exchange transaction expenses	104.4	79.2	31.9%	360.5	-256.1	-82.0	212.5%
Changes in liability for concessions	-76.0	-79.0	-3.8%	-	-76.0	-79.0	-3.8%
Other expenses	-8.1	-6.6	22.6%	-	-8.1	-6.6	22.4%
Financial Loss, Net	-49.4	-75.0	-34.1%	333.7	-383.1	-236.0	62.4%

See “Use of Non-IFRS Financial Measures” on page 22.

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	81.9%
Neuquén	Argentina	74.7%
Bahía Blanca	Argentina	81.7%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Argentina
Total Revenue	213.7	76.9	177.8%	562.1	239.7	134.5%
Total Revenue Excluding IFRIC12(1)	171.5	66.1	159.6%	482.0	198.2	143.3%
Operating Income	52.7	-8.4	-725.8%	150.1	-24.4	-714.7%
Net Income	53.9	6.6	720.6%	220.6	-12.3	-1899.1%
Adjusted Segment EBITDA	74.8	11.4	558.4%	218.8	32.6	570.7%
Adjusted Segment EBITDA Mg	35.0%	14.8%	2023	38.9%	13.6%	2531
Adjusted EBITDA Margin excluding IFRIC	43.6%	17.2%	2643	45.3%	16.4%	2895
Italy
Total Revenue	34.2	23.0	49.0%	84.7	46.6	82.0%
Total Revenue Excluding IFRIC12(1)	32.9	21.4	53.8%	80.1	36.3	120.5%
Operating Income	5.8	-2.7	-311.6%	2.7	-21.0	-112.8%
Net Income	3.8	-2.9	-232.7%	-0.3	-18.6	-98.3%
Adjusted Segment EBITDA	8.4	0.4	1849.8%	10.8	-11.6	-192.7%
Adjusted Segment EBITDA Mg	24.6%	1.9%	2273	12.7%	-25.0%	3770
Adjusted EBITDA Margin excluding IFRIC	24.9%	2.1%	2276	12.4%	-34.6%	4701
Brazil
Total Revenue	23.5	16.4	43.7%	64.8	40.4	60.5%
Operating Income	6.2	-0.4	-1723.7%	5.9	-14.6	-140.5%
Net Income	1.5	-41.3	-103.6%	-85.1	-113.0	-24.7%
Adjusted segment EBITDA	9.0	2.2	318.3%	14.3	-7.3	-297.6%
Adjusted Segment EBITDA Mg	38.4%	13.2%	2522	22.1%	-17.9%	4005
Uruguay
Total Revenue	25.5	13.5	88.6%	73.4	33.1	121.4%
Total Revenue Excluding IFRIC12(1)	22.1	12.3	79.5%	68.2	29.4	131.7%
Operating Income	6.8	0.7	912.0%	22.5	-4.5	-596.1%
Net Income	4.3	-0.2	-2333.1%	16.5	-5.7	-387.7%
Adjusted Segment EBITDA	8.6	4.0	114.7%	28.2	5.5	411.0%
Adjusted Segment EBITDA Mg	33.7%	29.6%	409	38.4%	16.6%	2176

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Adjusted EBITDA Margin excluding IFRIC	38.8%	32.5%	636	41.3%	18.7%	2258
Ecuador
Total Revenue	26.4	18.7	41.3%	70.8	45.7	54.9%
Total Revenue Excluding IFRIC12(1)	25.1	18.7	34.0%	69.4	45.0	54.5%
Operating Income	6.3	3.7	68.4%	17.0	5.9	186.2%
Net Income	5.7	3.1	84.9%	15.1	4.1	264.8%
Adjusted Segment EBITDA	7.9	5.4	47.6%	21.8	11.3	92.7%
Adjusted Segment EBITDA Mg	29.9%	28.7%	128	30.8%	24.8%	605
Adjusted EBITDA Margin excluding IFRIC	31.6%	28.7%	290	31.4%	25.2%	624
Armenia
Total Revenue	72.0	38.3	87.9%	149.8	68.3	119.4%
Total Revenue Excluding IFRIC12(1)	71.7	33.7	112.6%	149.0	63.2	135.6%
Operating Income	18.8	13.9	34.5%	37.1	20.4	81.4%
Net Income	13.6	10.1	34.1%	25.8	14.7	75.6%
Adjusted Segment EBITDA	23.5	17.6	33.3%	49.9	31.0	61.0%
Adjusted Segment EBITDA Mg	32.6%	45.9%	-1335	33.3%	45.4%	-1209
Adjusted EBITDA Margin excluding IFRIC	32.7%	51.8%	-1910	33.5%	48.8%	-1532
Unallocated
Total revenue	0.2	0.1	75.6%	0.4	0.2	120.7%
Operating Income	-4.0	-4.1	-1.2%	-13.4	-14.2	-5.1%
Net Income	-10.0	-8.6	15.6%	-25.2	-25.9	-2.8%
Adjusted segment EBITDA	-1.1	-1.4	-17.6%	-4.7	-5.0	-6.7%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.
Argentina
Aeroparque	2,582	1,342	92.4%	638	18	3473.3%	217	65	231.4%	3,438	1,426	141.1%	315	210	49.9%	27,748	13,106	111.7%
Bariloche	641	320	100.6%	20	-	n.a.	1	0	n.a.	661	320	106.8%	-	-		4,786	2,793	71.4%
Catamarca	18	5	229.2%	-	-		1	2	-58.4%	19	7	156.4%	16	1	n.a.	835	495	68.7%
C. Rivadavia	133	45	196.9%	0	-	n.a.	0	1	n.a.	133	45	193.5%	119	155	-23.2%	1,633	1,115	46.5%
Córdoba	462	166	178.5%	89	0	n.a.	19	6	198.3%	569	172	230.7%	492	211	133.4%	5,817	2,400	142.4%
El Palomar	1	1	n.a.	-	0	n.a.	-	-		1	1	-20.7%	-	-		1,051	765	37.4%
Esquel	20	9	112.1%	-	-		0	0	n.a.	20	9	111.5%	-	-		233	194	20.1%
Ezeiza	519	107	384.5%	1,563	260	500.7%	69	9	713.8%	2,152	376	472.4%	42,777	42,546	0.5%	13,895	4,556	205.0%
Formosa	25	3	770.2%	0	0	n.a.	-	0	n.a.	25	3	770.8%	12	2	470.4%	436	214	103.7%
General Pico	0	0	n.a.	-	-		0	-	n.a.	0	0	n.a.	-	-		101	194	-47.9%
Iguazú	333	110	203.9%	0	0	n.a.	1	0	n.a.	334	110	203.7%	-	-		2,485	1,023	142.9%
Jujuy	129	52	148.5%	0	-	n.a.	3	0	n.a.	132	52	153.1%	14	18	-22.2%	1,329	754	76.3%
La Rioja	18	4	326.6%	-	-		1	2	-63.8%	19	6	216.1%	71	21	246.3%	518	361	43.5%
Malargüe	1	0	n.a.	0	-	n.a.	0	-	n.a.	1	0	n.a.	-	-		468	784	-40.3%
Mar del Plata	52	15	248.1%	0	0	n.a.	4	0	n.a.	56	15	271.2%	19	8	126.0%	1,439	851	69.1%
Mendoza	352	149	136.1%	84	0	n.a.	11	1	1106.7%	448	150	197.7%	100	119	-15.7%	4,386	1,769	147.9%
Paraná	9	2	261.3%	-	-		0	0	n.a.	9	3	260.3%	-	-		845	537	57.4%
Posadas	-	40	n.a.	-	0	n.a.	-	0	n.a.	-	40	n.a.	-	10	n.a.	-	687	n.a.
Pto Madryn	37	5	600.2%	-	-		1	0	n.a.	37	6	557.7%	19	-	n.a.	322	254	26.8%
Reconquista	0	0	n.a.	-	-		0	0	n.a.	0	0	n.a.	-	-		831	849	-2.1%
Resistencia	75	18	316.5%	0	0	n.a.	1	0	n.a.	76	18	324.4%	38	24	54.9%	982	477	105.9%
Río Cuarto	6	3	96.7%	0	-	n.a.	1	2	-28.8%	7	5	51.4%	1	2	-34.4%	176	178	-1.1%
Río Gallegos	56	23	143.8%	-	-		2	2	n.a.	58	24	138.0%	72	40	79.7%	1,065	614	73.5%
Río Grande	31	17	81.4%	-	-		1	0	n.a.	31	17	79.8%	54	11	373.2%	755	422	78.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.
Salta	310	147	110.5%	4	0	n.a.	8	0	n.a.	321	147	118.1%	97	59	64.3%	3,145	1,500	109.7%
San Fernando	7	4	82.4%	4	6	-31.2%	-	-		11	10	13.9%	-	-		14,568	13,711	6.3%
San Juan	54	17	225.5%	0	-	n.a.	0	1	-92.4%	55	17	212.9%	-	-		730	400	82.5%
San Luis	19	6	221.2%	-	-		0	0	n.a.	19	6	219.2%	38	14	177.0%	1,211	245	394.3%
San Rafael	14	6	138.5%	-	-		-	0	n.a.	14	6	132.7%	-	-		1,904	1,250	52.3%
Santa Rosa	7	5	52.9%	-	-		1	1	n.a.	8	6	34.5%	-	-		425	580	-26.7%
Santiago del Estero	54	18	198.6%	-	-		0	-	n.a.	54	18	198.7%	30	21	45.5%	874	509	71.7%
Tucumán	189	79	138.7%	0	0	n.a.	1	1	n.a.	190	80	137.9%	-	-		1,631	857	90.3%
Viedma	7	3	163.8%	-	-		3	2	56.9%	10	4	122.7%	-	-		279	184	51.6%
Villa Mercedes	0	0	n.a.	-	-		0	0	n.a.	1	0	n.a.	-	-		654	617	6.0%
Termas de Río Hondo	7	4	62.5%	0	-	n.a.	-	-		7	4	68.1%	1	2	-41.7%	484	92	426.1%
Bahía Blanca	45	14	215.7%	-	-		4	2	139.4%	49	16	208.2%	31	28	11.6%	858	545	57.4%
Neuquén	240	99	143.0%	0	-	n.a.	8	4	107.6%	249	103	141.7%	82	15	432.5%	3,036	1,586	91.4%
Total Argentina	6,456	2,839	127.4%	2,402	284	744.7%	357	101	254.1%	9,215	3,224	185.8%	44,397	43,517	2.0%	101,935	57,468	77.4%

Italy
Pisa	415	365	13.8%	1,171	562	108.5%	1	1	140.7%	1,588	927	71.3%	3,455	3,821	-9.6%	12,834	10,261	25.1%
Florence	69	48	43.5%	698	355	96.8%	-	0	n.a.	768	403	90.4%	37	20	86.2%	10,252	7,026	45.9%
Total Italy	485	413	17.3%	1,870	917	104.0%	1	1	117.6%	2,355	1,330	77.0%	3,493	3,841	-9.1%	23,086	17,287	33.5%

Brazil
Brasilia	2,054	1,682	22.1%	138	23	497.8%	1,492	1,230	21.3%	3,684	2,935	25.5%	11,606	13,838	-16.1%	33,466	28,470	17.5%
Natal	580	529	9.7%	16	0	n.a.	8	4	121.9%	604	533	13.4%	1,442	1,162	24.1%	4,805	4,355	10.3%
Total Brazil	2,634	2,211	19.1%	154	23	559.4%	1,500	1,234	21.6%	4,288	3,468	23.7%	13,048	15,000	-13.0%	38,271	32,825	16.6%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.	3Q'22	3Q'21	% Var.
Uruguay
Carrasco (1)	0	0	n.a.	335	128	162.2%	2	2	48.4%	338	130	160.0%	7,157	6,947	3.0%	4,344	3,939	10.3%
Punta del Este	0	0	n.a.	20	2	848.5%	-	-		20	2	823.1%	-	-		1,340	927	44.6%
Total Uruguay	0	1	n.a.	355	130	173.3%	2	2	n.a.	358	132	170.9%	7,157	6,947	3.0%	5,684	4,866	16.8%

Ecuador
Guayaquil	482	241	99.8%	553	439	25.7%	20	15	38.3%	1,055	695	51.7%	6,397	5,802	10.2%	17,968	14,927	20.4%
Galápagos	132	79	67.4%	-	-		-	-		132	79	67.4%	1,176	786	49.7%	1,459	965	51.2%
Total Ecuador	614	320	91.8%	553	439	25.7%	20	15	38.3%	1,187	774	53.3%	7,573	6,588	15.0%	19,427	15,892	22.2%

Armenia
Zvartnots	-	-		1,267	918	38.0%	-	-		1,267	918	38.0%	6,103	4,115	48.3%	11,691	7,560	54.6%
Shirak	-	-		10	15	-33.0%	-	-		10	15	-33.0%	-	-		110	132	-16.7%
Total Armenia	-	-		1,277	933	36.9%	-	-		1,277	933	36.9%	6,103	4,115	48.3%	11,801	7,692	53.4%

Perú
Arequipa	-	273	n.a.	-	1	n.a.	-	-		-	275	n.a.	-	345	n.a.	-	2,221	n.a.
Juliaca	-	118	n.a.	-	-	n.a.	-	-		-	118	n.a.	-	139	n.a.	-	630	n.a.
Puerto Maldonado	-	62	n.a.	-	-	n.a.	-	-		-	62	n.a.	-	141	n.a.	-	513	n.a.
Tacna	-	83	n.a.	-	0	n.a.	-	-		-	83	n.a.	-	173	n.a.	-	650	n.a.
Ayacucho	-	61	n.a.	-	-	n.a.	-	-		-	61	n.a.	-	21	n.a.	-	871	n.a.
Total Perú	-	598	n.a.	-	1	n.a.	-	-		-	599	n.a.	-	820	n.a.	-	4,885	n.a.
Total CAAP	10,189	6,382	60%	6,610	2,728	142%	1,881	1,351	39%	18,680	10,461	79%	81,770	80,828	1%	200,204	140,915	42%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.
Argentina
Aeroparque	6,981	2,093	233.6%	1,619	37	4324.7%	552	117	372.7%	9,152	2,246	307.5%	1,170	585	100.1%	74,525	23,163	221.7%
Bariloche	1,527	697	119.2%	20	0	n.a.	4	1	678.5%	1,551	697	122.5%	-	-		11,624	6,744	72.4%
Catamarca	46	13	264.3%	0	-	n.a.	1	5	-70.2%	47	17	175.4%	45	5	878.1%	1,975	1,265	56.1%
C. Rivadavia	322	106	203.5%	0	-	n.a.	1	2	-27.9%	324	108	199.1%	403	207	95.0%	4,389	3,407	28.8%
Córdoba	1,279	393	225.9%	224	0	n.a.	29	13	113.1%	1,532	406	277.3%	1,090	707	54.2%	15,658	6,190	153.0%
El Palomar	2	2	2.8%	0	0	n.a.	-	-		2	2	-5.3%	-	-		2,569	1,719	49.4%
Esquel	58	22	167.1%	0	-	n.a.	0	1	n.a.	58	22	159.0%	-	-		870	843	3.2%
Ezeiza(1)	1,237	1,130	9.4%	3,879	971	299.5%	134	114	17.6%	5,250	2,215	137.0%	129,764	121,163	7.1%	36,084	23,972	50.5%
Formosa	64	3	1813.2%	0	0	n.a.	-	0	n.a.	64	3	1811.8%	26	2	1174.4%	1,233	507	143.2%
General Pico	0	0	n.a.	-	-		0	0	n.a.	0	0	n.a.	-	-		501	698	-28.2%
Iguazú	843	209	303.7%	0	0	n.a.	3	2	70.6%	846	210	302.1%	-	-		6,577	2,305	185.3%
Jujuy	342	118	190.4%	0	0	n.a.	3	0	n.a.	345	118	191.7%	49	43	14.0%	3,360	2,077	61.8%
La Rioja	47	9	406.2%	0	-	n.a.	1	4	-78.3%	48	13	259.3%	121	28	334.8%	1,483	811	82.9%
Malargüe	1	0	n.a.	0	-	n.a.	1	-	n.a.	2	0	n.a.	-	-		884	821	7.7%
Mar del Plata	201	56	261.4%	0	0	n.a.	7	1	606.5%	208	57	267.8%	53	22	140.4%	4,595	2,800	64.1%
Mendoza	987	368	168.2%	192	0	n.a.	22	2	1207.6%	1,202	370	224.9%	319	323	-1.1%	11,685	4,769	145.0%
Paraná	24	6	333.9%	0	-	n.a.	0	0	n.a.	24	6	304.4%	-	-		2,301	1,321	74.2%
Posadas	141	82	72.1%	0	0	n.a.	0	0	n.a.	141	82	71.7%	33	41	-19.4%	1,848	1,631	13.3%
Pto Madryn	68	6	1059.8%	-	-		1	1	n.a.	69	7	950.4%	22	-	n.a.	780	594	31.3%
Reconquista	0	0	n.a.	-	-		0	0	n.a.	0	0	n.a.	-	-		2,332	2,303	1.3%
Resistencia	168	47	260.4%	0	0	n.a.	5	0	n.a.	173	47	268.9%	107	76	39.9%	2,350	1,263	86.1%
Río Cuarto	17	6	206.0%	0	-	n.a.	6	2	219.0%	23	8	209.4%	8	4	80.4%	686	390	75.9%
Río Gallegos	149	57	162.8%	-	-		5	3	43.1%	154	60	156.1%	176	98	80.5%	2,858	1,561	83.1%
Río Grande	91	43	110.4%	-	-		1	1	n.a.	92	44	108.8%	149	50	197.3%	2,052	1,098	86.9%
Salta	873	315	177.0%	4	0	n.a.	9	1	919.9%	886	316	180.4%	229	186	23.1%	8,625	3,798	127.1%
San Fernando	19	12	65.0%	15	11	31.6%	-	-		34	23	48.6%	-	-		43,268	35,364	22.4%
San Juan	143	42	240.3%	0	0	n.a.	0	1	n.a.	143	43	230.9%	-	-		1,981	1,261	57.1%
San Luis	55	14	281.5%	-	-		0	0	n.a.	55	15	269.7%	173	25	602.3%	2,298	532	332.0%
San Rafael	41	14	185.6%	-	-		0	1	n.a.	41	15	170.2%	-	-		4,385	3,255	34.7%
Santa Rosa	26	9	197.7%	-	-		4	3	10.7%	29	12	146.3%	-	-		1,920	1,701	12.9%
Santiago del Estero	128	43	197.7%	-	-		0	0	n.a.	128	44	194.4%	135	29	364.1%	2,238	1,456	53.7%
Tucumán	509	181	180.5%	0	0	n.a.	2	3	-45.8%	511	184	176.9%	350	-	n.a.	4,425	2,298	92.6%
Viedma	25	9	183.9%	-	-		7	4	86.8%	32	12	154.6%	-	-		849	612	38.7%
Villa Mercedes	1	0	n.a.	-	-		1	0	n.a.	2	0	n.a.	-	-		1,990	1,775	12.1%
Termas de Río Hondo	20	8	148.0%	0	-	n.a.	-	0	n.a.	20	8	143.5%	3	4	-29.0%	766	266	188.0%
Bahía Blanca	128	34	280.5%	-	-		6	3	91.8%	133	36	265.6%	102	68	50.8%	2,419	1,416	70.8%
Neuquén	605	223	171.2%	0	0	n.a.	19	11	85.0%	624	234	167.3%	190	36	434.6%	8,276	4,338	90.8%
Total Argentina	17,168	6,367	169.6%	5,956	1,020	484.1%	825	297	177.7%	23,949	7,684	211.7%	134,716	123,700	8.9%	276,659	150,324	84.0%

Italy
Pisa	1,091	550	98.4%	2,391	666	259.2%	2	1	267.7%	3,484	1,216	186.5%	10,972	10,861	1.0%	29,551	15,824	86.7%
Florence	114	66	72.8%	1,552	447	247.0%	0	0	n.a.	1,666	513	224.6%	118	80	46.9%	23,941	10,554	126.8%
Total Italy	1,205	616	95.7%	3,943	1,113	254.3%	2	1	244.0%	5,151	1,730	197.8%	11,091	10,941	1.4%	53,492	26,378	102.8%

Brazil
Natal	1,593	1,233	29.2%	41	1	7768.8%	36	5	677.7%	1,670	1,238	34.9%	4,106	3,202	28.2%	13,411	10,538	27.3%
Brasilia (2)	5,931	3,818	55.4%	282	45	532.5%	3,521	3,038	15.9%	9,734	6,900	41.1%	37,124	41,933	-11.5%	92,029	70,392	30.7%
Total Brazil	7,524	5,050	49.0%	323	45	616.0%	3,557	3,043	16.9%	11,403	8,138	40.1%	41,231	45,136	-8.7%	105,440	80,930	30.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.
Uruguay
Carrasco	1	1	n.a.	912	220	313.7%	6	2	216.6%	919	223	311.9%	24,198	22,059	9.7%	12,341	7,605	62.3%
Punta del Este	0	0	n.a.	86	5	1631.5%	-	-		87	5	1589.0%	-	-		7,198	2,802	156.9%
Total Uruguay	1	1	n.a.	998	225	342.9%	6	2	216.6%	1,006	228	340.7%	24,198	22,059	9.7%	19,539	10,407	87.7%

Ecuador
Guayaquil	1,202	518	131.8%	1,495	964	55.1%	55	24	133.7%	2,752	1,506	82.7%	21,966	14,317	53.4%	53,289	37,141	43.5%
Galápagos	365	157	131.7%	-	-		-	-		365	157	131.7%	3,261	1,920	69.8%	4,256	1,979	115.1%
Total Ecuador	1,566	676	131.8%	1,495	964	55.1%	55	24	133.7%	3,116	1,663	87.3%	25,227	16,237	55.4%	57,545	39,120	47.1%

Armenia
Zvartnots	-	-		2,590	1,630	58.9%	-	-		2,590	1,630	58.9%	14,181	11,661	21.6%	24,737	14,642	68.9%
Shirak	-	-		43	75	-43.2%	-	-		43	75	-43.2%	-	-		384	752	-48.9%
Total Armenia	-	-		2,632	1,705	54.4%	-	-		2,632	1,705	54.4%	14,181	11,661	21.6%	25,121	15,394	63.2%

Peru
Arequipa	-	605	n.a.	-	4	n.a.	-	-		-	609	n.a.	-	936	n.a.	-	5,620	n.a.
Juliaca	-	258	n.a.	-	-		-	-		-	258	n.a.	-	383	n.a.	-	1,864	n.a.
Puerto Maldonado	-	130	n.a.	-	0	n.a.	-	-		-	130	n.a.	-	375	n.a.	-	1,339	n.a.
Tacna	-	181	n.a.	-	0	n.a.	-	-		-	181	n.a.	-	441	n.a.	-	1,693	n.a.
Ayacucho	-	121	n.a.	-	0	n.a.	-	-		-	121	n.a.	-	44	n.a.	-	2,068	n.a.
Total Peru	-	1,295	n.a.	-	4	n.a.	-	-		-	1,299	n.a.	-	2,178	n.a.	-	12,584	n.a.
Total CAAP	27,465	14,005	96%	15,347	5,076	202%	4,445	3,366	32%	47,257	22,447	111%	250,644	231,912	8%	537,796	335,137	60%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	3Q22	3Q21	% Var.	9M22	9M21	% Var.
Continuing operations
Revenue	395,490	186,878	111.6%	1,006,091	473,987	112.3%
Cost of services	-268,219	-157,746	70.0%	-694,382	-446,035	55.7%
Gross income	127,271	29,132	336.9%	311,709	27,952	1015.2%
Selling, general and administrative expenses	-38,026	-22,999	65.3%	-99,162	-66,948	48.1%
Impairment loss of non-financial assets	-29	-225	-87.1%	-34	-300	-88.7%
Other operating income	6,567	1,348	387.2%	14,283	3,154	352.9%
Other operating expense	-3,302	-4,479	-26.3%	-4,913	-16,166	-69.6%
Operating income / (loss)	92,481	2,777	3230.2%	221,883	-52,308	-524.2%
Share of loss in associates	-3	-499		-561	-607
Income / (Loss) before financial results and income tax	92,478	2,278	3959.6%	221,322	-52,915	-518.3%
Financial income	10,212	5,559	83.7%	48,039	22,231	116.1%
Financial loss	-14,683	-42,918	-65.8%	-115,909	-99,683	16.3%
Inflation adjustment	-1,975	6,117	-132.3%	18,501	2,484	644.8%
Income / (loss) before income tax	86,032	-28,964	-397.0%	171,953	-127,883	-234.5%
Income tax	-13,185	-4,330	204.5%	-4,558	-28,886	-84.2%
Income / (loss) for the period from continuing operations	72,847	-33,294		167,395	-156,769
Loss for the period from discontinued operations	-	-639		-	-1,887
Income / (loss) for the period	72,847	-33,933	-314.7%	167,395	-158,656	-205.5%
Attributable to:
Owners of the parent	57,231	-15,038	-480.6%	160,536	-94,613	-269.7%
Non-controlling interest	15,616	-18,895	-182.6%	6,859	-64,043	-110.7%

Balance Sheet (in US$ thousands)

	Sep 30, 2022	Dec 31, 2021
ASSETS
Non-current assets
Intangible assets, net	2,924,182	2,742,971
Property, plant and equipment, net	69,450	75,480
Right-of-use asset	9,859	12,902
Investments in associates	2,128	2,355
Other financial assets at fair value through profit or loss	2,900	3,344
Other financial assets at amortized cost	8,301	15,838
Deferred tax assets	70,845	68,867
Other receivables	77,860	72,373
Trade receivables	104	184
Total non-current assets	3,165,629	2,994,314
Current assets
Inventories	13,711	11,520
Other financial assets at fair value through profit or loss	12,126	28,499
Other financial assets at amortized cost	56,182	46,800
Other receivables	52,384	66,421
Current tax assets	7,017	14,450
Derivative financial instruments	-	137
Trade receivables	119,584	82,707
Cash and cash equivalents	348,352	375,783
Total current assets	609,356	626,317
Total assets	3,774,985	3,620,631
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,720)	(4,772)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(239,415)	(321,647)
Legal reserves	1,081	1,081
Other reserves	(1,320,410)	(1,321,211)
Retained earnings	193,323	32,689
Total attributable to owners of the parent	713,450	469,731
Non-controlling interests	138,758	303,877
Total equity	852,208	773,608
LIABILITIES
Non-current liabilities
Borrowings	1,292,439	1,018,337
Deferred tax liabilities	231,062	227,421
Other liabilities	792,345	743,799
Lease liabilities	5,520	8,484
Trade payables	2,021	6,695

	Sep 30, 2022	Dec 31, 2021
Total non-current liabilities	2,323,387	2,004,736
Current liabilities
Borrowings	197,656	421,266
Other liabilities	281,267	284,826
Lease liabilities	3,600	3,765
Derivative financial instruments liabilities	89	-
Current tax liabilities	11,406	16,188
Trade payables	105,372	116,242
Total current liabilities	599,390	842,287
Total liabilities	2,922,777	2,847,023
Total equity and liabilities	3,774,985	3,620,631

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2022	Sep 30, 2021
Cash flows from operating activities
Income / (Loss) for the period from continuing operations	167,395	(156,769)
Adjustments for:
Amortization and depreciation	132,290	122,403
Deferred income tax	(13,042)	24,297
Current income tax	17,600	4,589
Share of loss in associates	561	607
Impairment loss of non-financial assets	34	300
Loss / (Gain) on disposals of property, plant and equipment	385	149
Unpaid concession fees	38,843	45,227
Low value, short term and variable lease payments	(873)	(683)
Changes in liability for concessions	75,995	78,968
Share base compensation expenses	479	-
Interest expenses	136,198	93,257
Other financial results, net	(31,999)	(14,650)
Net foreign exchange	(112,068)	(80,020)
Other accruals	(8,363)	1,557
Inflation adjustment	(7,791)	(11,323)
Government grants	(582)	3,528
Collection of government grants	10,020	11,790
Acquisition of intangible assets	(97,521)	(62,434)
Income tax paid	(17,520)	(2,186)
Changes in working capital	(280,095)	(5,614)
Net cash provided by operating activities	9,946	52,993
Cash flows from investing activities
Cash contribution in associates	(268)	(698)
Net acquisition of subsidiaries	-	10
Acquisition of other financial assets	(139,959)	(31,944)
Disposals of other financial assets	152,666	23,551
Acquisition of property, plant and equipment	(5,292)	(5,590)
Acquisition of intangible assets	(542)	(245)
Proceeds from property, plant and equipment	203	140
Other	738	1,104
Net cash provided by (used in) investing activities	7,546	(13,672)
Net cash used in discontinued investing activities	(7,700)	-
Cash flows from financing activities
Proceeds from cash contributions	-	1,032
Proceeds from borrowings	352,149	154,053
Guarantee deposits	(83)	(528)
Principal elements of lease payments	(3,210)	(3,515)
Loans repaid	(252,542)	(184,063)
Interest paid	(81,400)	(55,908)
Debt renegotiation expenses capitalization	(1,782)	(1,124)
Dividends paid to non-controlling interests in subsidiaries	(8,999)	-
Other	13	(8)
Net cash provided by / (used in) financing activities	4,146	(90,061)

Increase / decrease in cash and cash equivalents	21,638	(50,740)
Decrease in cash and cash equivalents from discontinued operations	(7,700)	-

Movements in cash and cash equivalents
At the beginning of the period	375,783	281,031
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(41,369)	(12,239)
Increase / decrease in cash and cash equivalents from continuing operations	21,638	(50,740)
Decrease in cash and cash equivalents from discontinued operations	(7,700)	-
At the end of the period	348,352	218,052